SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 23, 2006

Commission File Number: 333-130901

MACRO BANSUD BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

FINANCIAL STATEMENTS AS OF
MARCH 31, 2006

REGISTERED OFFICE:  Sarmiento 447 - Buenos Aires.

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank.

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as Argentine private bank under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154  By laws book No. 2 Fo. 75, dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY):   Under No. 9,777 – Book No. 119 Volume A, Corporations Book, dated October 8, 1996.

REGISTRATION DATES OF AMENDMENTS TO THE BY LAWS:

August 18, 1972;  August 10, 1973;  July 15, 1975;  May 30, 1985;  September 3, 1992;  May 10, 1993;  November 8, 1995;  October 8, 1996;  March 23, 1999;  September 6, 1999;  June 10, 2003;  December 17, 2003;  September 14, 2005; February 8, 2006.

DOCUMENTATION

•	Limited Review Report on Interim Financial Statements
•	Balance sheets of Banco Macro Bansud S.A.
•	Statements of income of Banco Macro Bansud S.A.
•	Statements of changes in shareholders’ equity of Banco Macro Bansud S.A.
•	Statements of cash flows of Banco Macro Bansud S.A.
•	Notes to the financial statements of Banco Macro Bansud S.A.
•	Exhibits A through L and N of Banco Macro Bansud S.A.
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the financial statements consolidated with subsidiaries

LIMITED REVIEW REPORT
ON THE INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English - Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO BANSUD S.A.
Sarmiento 447
City of Buenos Aires

          1. We have performed a limited review of the accompanying balance sheet of BANCO MACRO BANSUD S.A. as of March 31, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO BANSUD S.A. and its subsidiaries as of March 31, 2006, and the related consolidated statements of income and cash flows for the three-month period then ended, disclosed below as supplementary information. These financial statements are the responsibility of the Bank’s Management.

          2. We conducted our limited review in accordance with the standards of FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to a limited review of interim-period financial statements and with “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

          3. The financial statements mentioned in note 1 have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards in certain valuation and disclosure aspects described in note 5 to the accompanying financial statements.

          4. As further explained in note 22, certain accounting practices of the Bank used in preparing the accompanying financial statements that conform with the accounting standards set forth by the Central Bank, may not conform with the accounting principles generally accepted in other countries.

          5. Based on our review work, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in note 1 above for them to be presented in accordance with the standards established by the BCRA and, except for the effects of what is mentioned in the third paragraph, with professional accounting standards effective in the City of Buenos Aires, Argentina.

          6. In connection with the balance sheets of BANCO MACRO BANSUD S.A. as of December 31, 3005, and the statements of income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2005, presented for comparative purposes, we report that:

a)

On February 27, 2006, we issued an audit report on the financial statements of BANCO MACRO BANSUD S.A. as of December 31, 2005, which included qualifications for departure from professional accounting standards effective in the City of Buenos Aires, Argentina. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2005.

b)

On May 11, 2005, we issued a limited review report on the financial statements of BANCO MACRO BANSUD S.A. for the three-month period ended March 31, 2005, which contained qualifications for uncertainties related to: (i) the significant credit assistance granted by the Bank and its subsidiaries to the government sector, the recoverability of which may have been affected by the outcome of the Federal Government debt restructuring process; (ii) the final calculation and definitive settlement of the compensation due to the devaluation and pesification established by Presidential Decree No. 905/2002;  (iii) the valuation of the certificate of participation held by Nuevo Banco Suquía S.A. in the Suquía trust and the value of the assets transferred under such trust agreement; and (iv) courts´ final decision and its potential effects on the recoverability of the capitalized amounts, net of amortizations, of the differences resulting from complying with the precautionary measures that entailed partial or full reimbursements of deposits in their original currency, the possible effects of future claims and the due value of the related liabilities.

As mentioned in note 18, either those issues had a favorable resolution or the possible effects of the abovementioned situations were not significant based on the financial statements taken as a whole. Therefore, our current opinion on the financial statements as of March 31, 2005, is no longer affected by this uncertainty. In addition, such report included exceptions for departures from professional accounting standards effective in the City of Buenos Aires, Argentina.

          7. In compliance with current regulations, we further report that:

a)	The financial statements mentioned in paragraph 1 have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO BANSUD S.A. arise from books kept, in all formal aspects, pursuant to current legal requirements and B.C.R.A. regulations.

c)

As of March 31, 2006, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to ARS 2,888,621, none of which was due and payable as of that date.

Buenos Aires,	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
May 11, 2006	C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 1

BANCO MACRO BANSUD S.A.

Name of the undersigned auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.
Report for the quarter ended 03/31/2006	8

BALANCE SHEETS
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

		03/31/2006	12/31/2005

ASSETS
A.	CASH
	Cash on hand	259,144	229,528
	Due from banks and correspondents	1,004,332	454,552

		1,263,476	684,080

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A )
	Holdings in investment accounts	—	105,416
	Holdings for trading or financial intermediation	219,976	97,232
	Unlisted government securities	57	36,434
	Instruments issued by the Central Bank of Argentina	821,408	1,580,858
	Investments in listed private securities	23,206	32,608
	less: Allowances (Exhibit J)	(274)	(483)

		1,064,373	1,852,065

C.	LOANS (Exhibits B, C and D )
	To the non-financial government sector	381,682	402,029
	To the financial sector	69,716	74,579
	To the non-financial private sector and foreign residents
	Overdrafts	336,948	279,469
	Documents	219,870	311,751
	Mortgage loans	129,329	139,849
	Pledged loans	72,788	67,788
	Personal loans	479,881	385,721
	Credit cards	182,796	162,701
	Other (Note 6.1)	606,167	551,789
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	36,655	32,850
	less: Unposted payments	(4,037)	(6,050)
	less: Unearned discount	(7,432)	(7,347)
	less: Allowances (Exhibit J)	(146,684)	(206,389)

		2,357,679	2,188,740

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

		03/31/2006	12/31/2005

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	70,630	69,812
	Amounts receivable from spot and forward sales pending settlement	206,557	347,323
	Foreign currency receivable from spot and forward purchases pending settlement	207,725	236,609
	Premiums on options taken	36	284
	Unlisted corporate bonds (Exhibits B, C and D)	940	927
	Receivables from forward transactions without delivery of underlying asset	—	258
	Other receivables not covered by debtors classification regulations (Note 6.2)	353,082	274,858
	Other receivables covered by debtors classification regulations (Exhibits B, C and D)	36,420	30,497
	less: Allowances (Exhibit J)	(4,024)	(3,735)

		871,366	956,833

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases (Exhibits B, C and D)	109,676	106,263
	less: Allowances (Exhibit J)	(1,133)	(1,070)

		108,543	105,193

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E )
	In financial institutions	626,172	577,477
	Other	30,343	28,690
	less: Negative goodwill (Note 3.3.k)1)	(483)	(483)
	less: Allowances (Exhibit J)	(1,148)	(1,148)

		654,884	604,536

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	2,062	7,966
	Shareholders (Note 9)	3,820	—
	Minimum presumed income tax - Tax Credit	42,723	42,723
	Other (Note 6.3.)	93,144	87,530
	Accrued interest and adjustments receivable from sale of assets (Exhibits B, C and D)	12,447	11,627
	Other accrued interest and adjustments receivable	68	48
	less: Allowances (Exhibit J)	(16,250)	(16,302)

		138,014	133,592

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F )	178,150	176,168

I.	OTHER ASSETS (Exhibit F )	146,216	144,838

J.	INTANGIBLE ASSETS (Exhibit G )
	Goodwill	1,440	1,646
	Organization and development costs	64,881	67,126

		66,321	68,772

K.	ITEMS PENDING ALLOCATION	173	433

TOTAL ASSETS		6,849,195	6,915,250

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

		03/31/2006	12/31/2005

LIABILITIES
L.	DEPOSITS (Exhibits H and I )
	From the non-financial government sector	656,591	821,497
	From the financial sector	3,577	3,541
	From the non-financial private sector and foreign residents
	Checking accounts	564,226	506,497
	Savings accounts	622,960	690,732
	Time deposits	1,890,309	2,129,788
	Investment accounts	14,267	23,724
	Other (Note 6.4.)	129,213	127,213
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	26,819	46,212

		3,907,962	4,349,204

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina - Other	583	562
	Banks and International Institutions (Exhibit I)	155,802	153,485
	Amounts payable for spot and forward purchases pending settlement	147,629	172,708
	Foreign currency to be delivered under spot and forward sales pending settlement	212,031	372,566
	Financing received from Argentine financial institutions (Exhibit I)	24,805	25,106
	Payables for forward transactions without delivery of underlying asset	—	64
	Other (Note 6.5. and Exhibit I)	129,967	103,564
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	20,294	21,651

		691,111	849,706

N.	OTHER LIABILITIES
	Other (Note 6.6.)	79,812	71,883

		79,812	71,883

O.	PROVISIONS (Exhibit J )	125,639	142,283

P.	SUBORDINATED CORPORATE BONDS (Exhibit I )	12,114	12,047

Q.	ITEMS PENDING ALLOCATION	588	553

TOTAL LIABILITIES		4,817,226	5,425,676

SHAREHOLDERS’ EQUITY (As per related statement)		2,031,969	1,489,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,849,195	6,915,250

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

	03/31/2006	12/31/2005

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS	4,649,020	4,057,524

Contingent	1,370,670	995,148
Guarantees received	1,047,820	845,397
Contingent debit-balance contra accounts	322,850	149,751
Control	2,905,449	2,603,638
Receivables classified as irrecoverable	401,808	462,318
Other (Note 6.7.)	2,452,925	2,101,599
Control debit-balance contra accounts	50,716	39,721
Derivatives	372,901	458,738
Notional value of put options taken	129,168	133,456
Notional value of forward transactions without delivery of underlying asset	7,704	36,770
Derivative debit-balance contra accounts	236,029	288,512
CREDIT-BALANCE ACCOUNTS	4,649,020	4,057,524

Contingent	1,370,670	995,148
Other guarantees provided covered by debtors classification regulations (Exhibits B, C and D)	230,893	87,184
Other guarantees provided not covered by debtors classification regulations	1,236	1,474
Other covered by debtors classification regulations (Exhibits B, C and D)	90,721	61,093
Contingent credit-balance contra accounts	1,047,820	845,397
Control	2,905,449	2,603,638
Checks to be credited	50,716	39,721
Control credit-balance contra accounts	2,854,733	2,563,917
Derivatives	372,901	458,738
Notional value of call options sold	116,253	120,886
Notional value of put options sold	112,072	112,423
Notional value of forward transactions without delivery of underlying asset	7,704	55,203
Derivatives credit-balance contra account	136,872	170,226

Note:  The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these financial statements.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

		03/31/2006	03/31/2005

A.	FINANCIAL INCOME
	Interest on loans to the financial sector	1,074	794
	Interests on overdrafts	9,222	5,376
	Interests on documents	4,927	4,447
	Interest on mortgage loans	3,794	1,884
	Interest on pledged loans	2,678	1,226
	Interest on credit card loans	3,824	2,211
	Interest on other loans	34,765	22,180
	Interest on other receivables from financial intermediation	3,820	2,964
	Income from government and private securities, net(Note 6.8.)	20,223	33,464
	Income from secured loans - Presidential Decree No. 1,387/01	4,269	5,772
	CER (Benchmark Stabilization Coefficient) adjustment	16,852	33,383
	CVS (Salary Variation Coefficient) adjustment	167	165
	Other (Note 6.9.)	14,301	10,492

		119,916	124,358

B.	FINANCIAL EXPENSE
	Interest on checking account	344	366
	Interest on savings account	1,230	561
	Interest on time deposits	22,797	11,577
	Interest on financing from the financial sector	122	123
	Interest on other liabilities from financial intermediation	3,675	4,681
	Other interest	1,743	1,422
	Net loss from options	249	—
	CER adjustment	10,396	23,737
	Other (Note 6.10.)	9,246	8,986

		49,802	51,453

	GROSS INTERMEDIATION MARGIN - GAIN	70,114	72,905

C.	PROVISION FOR LOAN LOSSES	4,107	7,229

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	4,472	2,374
	Related to deposits	33,368	26,213
	Other fees	2,710	1,329
	Other (Note 6.11.)	13,268	10,130

		53,818	40,046

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

		03/31/2006	03/31/2005

E.	SERVICE-CHARGE EXPENSES
	Fees	2,346	1,675
	Other (Note 6.12.)	6,935	5,471

		9,281	7,146

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	47,721	35,878
	Directors’ and statutory auditors’ fees	1,080	1,418
	Other professional fees	6,371	3,558
	Advertising and publicity	4,240	2,579
	Taxes	1,941	2,408
	Other operating expenses (Note 6.13.)	20,529	18,431
	Other	2,948	1,450

		84,830	65,722

	NET INCOME FROM FINANCIAL INTERMEDIATION	25,714	32,854

G.	OTHER INCOME
	Income from long-term investments	50,714	25,934
	Penalty interest	456	301
	Recovered loans and allowances reversed	22,837	23,255
	CER adjustments	248	—
	Other (Note 6.14.)	9,551	19,635

		83,806	69,125

H.	OTHER EXPENSES
	Penalty interest and charges payable to the Central Bank of Argentina	9	12
	Charges for other-receivables uncollectibility and other allowances	4,728	31,103
	Amortization of differences from amparos	3,769	3,450
	Other (Note 6.15.)	20,119	6,835

		28,625	41,400

	NET INCOME BEFORE INCOME TAX	80,895	60,579

I.	INCOME TAX	8,000	—

	NET INCOME FOR THE PERIOD	72,895	60,579

Note:  The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these financial statements.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006							03/31/2005

		Noncapitalized contributions		Earnings reserved

Changes	Capital stock	Stock issuance premiums	Adjustments to Shareholders´ equity	Legal	Voluntary	Unappropriated earnings	Total	Total

Balances at beginning of the fiscal year	608,943	—	4,511	245,302	211	630,607	1,489,574	1,257,302
Share subscription approved by Shareholders’ Meeting of September 26, 2005 (1)	75,000	394,500	—	—	—	—	469,500	—
Net income for the period	—	—	—	—	—	72,895	72,895	60,579

Balances at end of period	683,943	394,500	4,511	245,302	211	703,502	2,031,969	1,317,881

(1) See Note 9.
(2) See Note 19.

Note:  The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these financial statements.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2006 AND 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006	03/31/2005

CHANGES IN CASH
Cash and cash equivalents at the beginning of the fiscal year	684,080	699,709
(Decrease) / Increase in cash and cash equivalents	579,396	(42,741)

Cash and cash equivalents at the end of period	1,263,476	656,968

CAUSES OF CHANGES IN CASH IN CONSTANT CURRENCY
Cash provided by (used in) operating activities
Financial income collected	126,249	107,401
Service-charge income collected	54,078	39,094
Financial expenses paid	(69,874)	(39,030)
Service-charge expenses paid	(9,265)	(6,907)
Administrative expenses paid	(80,047)	(68,453)

Net cash provided by operating activities	21,141	32,105

Other sources of cash
Net decrease in government and private securities	788,696	—
Net decrease in loans	—	43,663
Net decrease in other receivables from financial intermediation	89,242	—
Net increase in deposits	—	465,846
Net increase in other liabilities from financial intermediation	2,417	650,256
Net increase in other liabilities	—	1,096
Capital increase	465,680	—
Other sources of cash	13,789	22,733

Subtotal	1,359,824	1,183,594

Total sources of cash	1,380,965	1,215,699

Uses of cash
Net increase in government and private securities	—	767,940
Net increase in loans	172,014	—
Net increase in other receivables from financial intermediation	—	449,256
Increase in other assets, net	27,671	34,525
Net decrease in deposits	422,348	—
Net decrease in other liabilities from financial intermediation	157,254	—
Net decrease in other liabilities	—	—
Other uses of cash	22,282	6,719

Total uses of cash	801,569	1,258,440

Increase / (Decrease) in cash and cash equivalents	579,396	(42,741)

	0	0

Note:  The accompanying notes 1 through 22 and exhibits A through L and N are an integral part of these financial statements.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 19, 2001, Banco Macro S.A. executed an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, upon approval of the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the merger between Banco Macro S.A. and Banco Bansud S.A. was authorized by the Central Bank, and the Bank’s name changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received the transfer of 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by Banco de la Nación Argentina and Fundación BNA”

Since March 24, 2006, Banco Macro Bansud S.A.’s stock is listed on the New York Stock Exchange.

The Bank currently offers traditional bank products and services to small- and medium-size enterprises and to companies operating in regional economies, as well as to medium- and low-income individuals.

In addition, Banco Macro Bansud S.A. performs certain transactions through its subsidiaries, including Nuevo Banco Suquía S.A., Sud Bank & Trust Corporate Limited (an entity organized and existing under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa (formerly, Sud Valores S.A. Sociedad de Bolsa), Sud Inversiones & Análisis S.A., Sud Valores S.G.F.C.I. S.A. and Macro Valores S.A.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

2.	BANK OPERATIONS

	2.1.	Special-relationship agreement with the Misiones Provincial Government

Due to the merger of Banco de Misiones S.A. with and into the former Banco Macro S.A., the former Banco Macro S.A. and the Misiones Provincial Government executed an special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, the abovementioned entity and the Misiones Provincial Government executed a special-relationship extension agreement, whereby the term of the agreement was extended through December 31, 2007, and the prices of the services to be rendered over such period were set. In addition, the former Banco Macro S.A. was given the option to extend the agreement a further two years, i.e. through December 31, 2009.

As of March 31, 2006, the deposits held by the Government of the Province of Misiones with the Bank amounted to 263,664 (including 35,167 related to court deposits).

	2.2.	Special-relationship agreement with the Salta Provincial Government

Due to the merger of Banco de Salta S.A. with and into the former Banco Macro S.A., for a term of ten years as from March 1, 1996, Banco Macro Bansud S.A., as surviving company, shall be the Provincial Government’s exclusive financial agent and the mandatory channel for all the Province’s payments, deposits and collections.

In addition, on February 22, 2005, the Salta Province Ministry of Treasury and Public Works approved the addenda to the special-relationship agreement mentioned above, which extended the term of this special-relationship agreement , and its supplementary, extension and additional agreements for the term of ten years as from the end of the term mentioned in the preceding paragraph.  Such term expires on March 1, 2016.

As of March 31, 2006, the deposits held by the Government of the Province of Salta with the Bank amounted to 166,710 (including 71,776 related to court deposits).

	2.3.	Special-relationship agreement with the Jujuy Provincial Government

Pursuant to the merger of Banco de Jujuy S.A. with and into the former Banco Macro S.A., Banco Macro Bansud S.A., as the institution that in turn absorbed the former Banco Macro S.A., shall act for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent and the mandatory treasury-manager for all the Province’s deposits and collections.

During 2005, such special-relationship agreement was extended until November 4, 2014.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

As of March 31, 2006, the deposits held by the Government of the Province of Jujuy with the Bank amounted to 189,112 (including 49,374 related to court deposits).

2.4.	Uniones Transitorias de Empresas (joint ventures)

	a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, former Banco Macro S.A. entered into a joint venture agreement with Siemens Itron Business Services S.A. (in which a 50% interest is jointly held), whereby a provincial data processing center will be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of March 31, 2006, and December 31, 2005, the net assets of such joint venture disclosed and consolidated in the financial statements of Banco Macro Bansud S.A. through the equity method amounted to 2,624 and 2,424, respectively.

Also, as of March 31, 2006, and March 31, 2005, the net income recorded for the Bank’s interest in such joint venture amounted to 1,456 and 965, respectively.

	b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest.  The purpose of such agreement is to render audit services related to oil & gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of March 31, 2006, and December 31, 2005, the net assets of such joint venture disclosed and consolidated in the financial statements of Banco Macro Bansud S.A. through the equity method amounted to 1,150 and 1,153, respectively.

As of March 31, 2006, the loss recorded by the Bank for its interest in such UTE amounts to 9.

2.5.	Banco Empresario de Tucumán Cooperativo Limitado

On November 11, 2005, through Resolution No. 345, the Central Bank’s Board of Governors notified Banco Macro Bansud S.A. of the authorization to transfer certain excluded liabilities and assets of Banco Empresario de Tucumán Cooperativo Limitado under the provisions of section 35 bis (II), Financial Institutions Law.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

Therefore, with respect to such transaction, the Bank recorded assets and liabilities amounting to 101,787 and 158,287, respectively, which were offset with a 56,500 contribution made by SEDESA. Consequently, such transaction did not have any significant effects on the Bank’s shareholders’ equity.

2.6.	Banco del Tucumán S.A.

On November 24, 2005, Banco Macro Bansud S.A. signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A.

On March 6, 2006, the Central Bank’s Board of Governors issued Resolution No. 50, whereby, among other issues, it resolved that:  (i) it had no objections to the transfer of shares representing 75% of Banco del Tucumán S.A.’s capital stock to Banco Macro Bansud S.A., (ii) it authorized Banco Macro Bansud S.A. to own 75% of the capital stock of Banco del Tucumán S.A., and (iii) it had not objections to certain Directors of Banco Macro Bansud S.A. also holding the office of Directors of Banco del Tucumán S.A.

On April 7, 2006, the Technical Coordination Department of the Economy and Production Ministry, in agreement with the opinion issued by the CNDC (anti-trust authorities) on March 23, 2006, authorized Banco Macro Bansud S.A. to acquire 75% of the capital stock of Banco del Tucumán S.A.

On May 5, 2006, Banco Macro Bansud S.A. perfected the acquisition of 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The total purchase price amounted to 45,961. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned.

2.7.	Nuevo Banco Bisel S.A.

On April 28, 2006, the Evaluation Committee for the “Second Public Call for Bids for the sale of shares held in Nuevo Banco Bisel owned by Banco de la Nación Argentina and Fundación BNA” resolved the preliminary award of the bid in favor of Banco Macro Bansud S.A. and Nuevo Banco Suquía S.A., under the terms of the Preferred Bid submitted by such institutions.

The related stock purchase agreement was executed on May 9, 2006. Under the Bidding Process Terms and Conditions, and their respective bids, Banco Macro Bansud S.A. and Nuevo Banco Suquía S.A. shall be required to contribute capital to Nuevo Banco Bisel S.A. in the amounts of 639,100 and 190,900, respectively, once the transaction has been duly approved by the Central Bank of Argentina and anti-trust authorities.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with the accounting standards set by the Central Bank (Central Bank of Argentina).

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, as well as the disclosure thereof, as of each date of accounting information filing.

Bank bookings are based on the estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

	3.1.	Comparative information

Under Central Bank Communiqué “A” 4,265, the Balance Sheet as of March 31, 2006, is presented comparatively with information as of last year-end, while the Statement of Income, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the three-month period ended March 31, 2006, are presented comparatively with those for the same period of the prior fiscal year.

	3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ (Argentine business associations regulatory agency) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921.  Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003 (see note 5(1)a).

	3.3.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements are:

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

	a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at the Central Bank benchmark US dollar exchange rate effective as of the close of business of the last business day of each year- and period-end, respectively. Additionally, the assets and liabilities denominated in other foreign currencies were converted at the exchange rate reported by Central Bank’s trading room.  Foreign exchange differences were charged to income as of those dates.

	b)	Government and private securities:

`		b.1)	Government securities:

			–	Listed:

i.

Holdings in investment accounts – Compensation received from the Federal Government: including Argentine Government Bonds in pesos maturing in 2007 (received as a result of the transfer of certain excluded assets and liabilities from Banco Empresario de Tucumán Cooperativo Limitado, as described in note 2.5) and Argentine Government Bonds in US dollars at LIBOR maturing in 2012 (received as compensation), which as of December 31, 2005, are valued at face value plus interest accrued according to issuance conditions, converted into pesos, where applicable, following the method described in note 3(3)a, as established in Central Bank Communiqué “A” 3,785.In addition, see note 5(d)1.

ii.

Holdings for trading or intermediation transactions: they were stated at the effective quoted price for each security as of March 31, 2006, and as of December 31, 2005, net of the necessary estimated selling expenses. Differences in quoted market values were recorded in the income statement as of those dates.

			–	Unlisted:

i.

Secured bonds under Presidential Decree No. 1,579/02: as of December 31, 2005, they were valued as established by Central Bank Communiqué “A” 3,911 , as supplemented, as explained in note 3(3)c. In addition, see note 5(d)2.

ii.

Other holdings: as of March 31, 2006 and December 31, 2005, they were valued in accordance with Central Bank Communiqué “A” 4,084 as supplemented, at the lower of their book value as of December 31, 2003, or the value obtained by applying to their respective face values the percentage resulting from dividing the present value of the assets detailed in the preceding paragraph by their notional value as of March 31, 2006.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

		–	Instruments issued by the Central Bank:

i.

Listed - LEBAC (Central Bank bills) - Managed portfolio and under repo transactions: as of March 31, 2006, and December 31, 2005, they were valued at the quoted price of each security effective as of those dates. Differences in quoted market values were recorded in the income statement as of those dates.

ii.

Unlisted - LEBAC (Central Bank bills) - Managed portfolio: as of December 31, 2005, they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased exponentially by their internal rate of return.

iii.

Listed - NOBAC (Central Bank notes) - Managed portfolio and under repo transactions: they were valued according to the quoted price of each security effective as of March 31, 2006 and December 31, 2005.  Differences in quoted market values were recorded in the income statement as of those dates.

	b.2)	Private securities:

i.

Corporate bonds, financial trust debt securities, and shares: as of March 31, 2006 and December 31, 2005, they were valued at the quoted price of each security effective at the close of business on such dates (less estimated selling expenses). Differences in quoted market values were recorded in the income statement as of those dates.

ii.

Certificates of participation in financial trusts: as of March 31, 2006, and December 31, 2005, the holdings in Macropersonal V were valued at their acquisition cost plus income accrued through the respective closing dates.  In addition, the required allowances were recorded in accordance with Central Bank Communiqué “A” 2,729, as supplemented.  Such net value does not exceed that arising from the shareholders’ equities of the respective trusts’ financial statements as of March 31, 2006, and December 31, 2005, considering the Bank’s holdings.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented:

As of March 31, 2006, and December 31, 2005, they include: (i) Unlisted Government Securities – Other Holdings; (ii) guaranteed loans under Presidential Decree No. 1,387/01; (iii) assistance granted to the nonfinancial provincial government sector; and (iv) other assistance granted to the nonfinancial government sector, and, in addition, as of December 31, 2005, they include Secured Bonds under Decree No. 1579/02.

The assets mentioned in the previous paragraphs were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credited is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

The amounts recorded in the asset offset account are adjusted every month based on the values calculated according to Communiqué “A” 3,911.

For purposes of determination of the present value, in the case of instruments in pesos which include indexation clauses, the cash flows according to the contractual conditions fixed in each case for the financial assistance described above (contemplating, if applicable, the accumulated CER by month-end) were discounted at the interest rates that were established in the schedule included in point 2 of such communiqué (for the period ended March 31, 2006: 4.23% and for the year ended December 31, 2005: 4.00%). Such calculations were made following specific guidelines established in such communiqué (present value rate, effects determined for the aggregate securities and guaranteed loans, among others).

In the case of instruments denominated in Argentine pesos and not comprising adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values. Consequently, as of March 31, 2006, and December 31, 2005, the interest rates used for the discount were 4.75% and 4.50%, respectively.

d)	Loans and Other Assets receivable from the Nonfinancial Government Sector:

As of March 31, 2006, and December 31, 2005, they were valued as established by Central Bank Communiqué “A” 3,911, as supplemented, as explained in note 3(3)c.

e)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the accrual of interest directly whenever loan payments are not settled (generally, after 90 days) of when the collection of principal or interest accrued is doubtful. Interest accrued until the interruption is deemed part of the amount payable upon determining the allowances for such loans. Afterwards, interest is only recognized based on collections, once the amount receivable due to interest previously accrued is settled.

f)	CER (benchmark stabilization coefficient) accrual:

As of March 31, 2006, and as of December 31, 2005, receivables and payables have been indexed by the CER (benchmark stabilization coefficient), wherever applicable, as follows:

	f.1)	Guaranteed loans: as of March 31, 2006 and December 31, 2005, as explained in note 3(3)d.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

f.2)

Other loans and receivables from sale of assets: as of March 31, 2006, and December 31, 2005, they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered payments on account of future payments. As from February 3, 2002, principal was indexed by the CER through the respective closing dates, where applicable.

	f.3)	Deposits and other assets and liabilities: they were indexed applying the CER through March 31, 2006, and December 31, 2005, respectively.

g)	Allowance for loan losses and contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit assistance, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

When loans covered by specific provisions are settled and in cases where the provisions recorded in prior years exceed what is considered necessary, the excess provision is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments, based on which the appropriate amount of allowances to be recorded is determined. The allowances related to amounts recorded in memorandum accounts and to possible commitments are included under “Provisions”.

h)	Loans and deposits of government securities:

They were valued at each security effective quoted price as of March 31, 2006, and as of December 31 2005, plus the related accrued interest. Differences in quoted market values were recorded in the income statement as of those dates.

i)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

	i.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

As of March 31, 2006, and as of December 31, 2005, the amounts payable for spot and forward purchases pending settlement and amounts receivable from spot and forward sales pending settlement, respectively, were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of those closing dates.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

i.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

As of March 31, 2006, and as of December 31, 2005, they were valued at the effective quoted price for each of them as of those dates. Differences in quoted market values were recorded in the income statement as of those dates.

i.3)	Debt securities and certificates of participation in financial trusts:

i.

Debt securities: as of March 31, 2006 and December 31, 2005, they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased exponentially by their internal rate of return.

ii.

Certificates of participation: as of March 31, 2006, and December 31, 2005, they were valued at face value, increased by interest accrued, plus, where applicable, the CER indexation through such dates.

The amounts recorded in the Bank’s consolidated financial statements with its subsidiaries for certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

Financial trust	03/31/2006	12/31/2005

BG (a)	72,538	82,357
Tucumán (b)	66,183	63,269
Luján (b)	43,530	42,571
Columbia tarjetas (d)	37,646
TST & AF (c)	32,862	32,336
Tarjeta Shopping (d)	19,342	8,707
Tarjeta Privada (d)	17,234	16,783
Consubono (d)	17,181
San Isidro (b)	16,782	16,782
Onext (b)	16,540	16,648
Garbarino (d)	16,394
Puerto Madero (b)	12,940	12,733
Other	9,311	6,340

Total	378,483	298,526

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

(a)

On December 20, 2005, Banco Galicia y Buenos Aires S.A., in its capacity as trustor, executed an agreement with Equity Trust Company (Argentina) S.A., in its capacity as trustee, whereby the BG trust was created. Such trust’s purpose is to collect certain receivables transferred by the trustor and, with the related proceeds, settle payables and certificates of participation issued.

(b) See note 4 to the consolidated financial statements as of March 31, 2006, and December 31, 2005.

(c) Related to holdings recorded by the subsidiary Sud Bank and Trust Co Ltd.

(d)

This reflects holdings of Financial Trusts in which Banco Macro Bansud S.A. acts as Underwriter, which means that it advances the market-placement price by subscribiting provisional certificates. Upon placement, such certificates are settled; thus, the Bank recovers the funds advanced increased by interest at the agreed-upon rate. Should the funds obtained at placement be insufficient to repay the advances, Banco Macro Bansud S.A. remains as holder of the definitive certificates.

	i.4)	Unlisted corporate bonds:

As of March 31, 2006, and December 31, 2005, such holdings were valued increased by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414 and supplementary regulations.

j)	Assets under financial lease:

As of March 31, 2006, and as of December 31, 2005, they were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

k)	Equity interests in other companies:

k.1)

In controlled financial institutions, supplementary and authorized activities – Nuevo Banco Suquía S.A.: As of March 31, 2006, and as of December 31, 2005, they were valued by the equity method, net of the offset account of 483 as of those dates. Such offset account arises from the existing difference between the investment cost and the value assigned to the net asset, which is stated in the values prevailing upon the original acquisition of Nuevo Banco Suquía S.A.

	k.2)	In financial institutions, supplementary and authorized activities – Other subsidiaries: They were valued by the equity method as of March 31, 2006, and December 31, 2005.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

	k.3)	In non-controlled financial institutions, supplementary and authorized activities:

		i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.

In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, converted into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

k.4)

In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3(2), net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

l)	Other receivables – Federal Government Bonds receivable:

As of December 31, 2005, the Bank carried in assets vested subscription rights to Federal Government Bonds denominated in US dollars, LIBOR 2013, for an amount of 5,193.

Such subscription rights were valued considering the quoted prices of the securities of reference as of those dates.

m)	Bank premises and equipment and other assets:

They were valued at their acquisition, restated as explained in note 3(2), less the related accumulated depreciation calculated in proportion to their estimated months of useful life. The net book value of “Bank premises and equipment” and “Other assets” taken as a whole does not exceed the value-in-use of these items.

n)	Intangible assets:

n.1)

Goodwill and organization and development expenses (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their addition cost, restated as explained in note 3(2), less the related accumulated amortization, calculated in proportion to their estimated months of useful life.

n.2)

Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: as of March 31, 2006, and as of December 31, 2005, the “Intangible Assets – Organization and development expenses” account includes 40,647 (net of amortization for 35,782) and 42,632 (net of amortization for 32,013), respectively, allocated to the difference between the amount of the original foreign currency converted at the exchange rate applied upon payment of the constitutional rights protection actions and the amount recorded under standards effective upon the payment date (switch into Argentine pesos at the ARS 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 such account started to be amortized over 60 monthly installments.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

o)	Valuation of derivatives:

o.1)

Put options taken: as of March 31, 2006, and December 31, 2005, the Bank recognized in memorandum accounts representative amounts for the put options on Federal Government Bonds in US dollars maturing in 2013, senior trust debt securities related to “BG” financial trust and certificates of participation in the “Luján” financial trust, valued at the agreed-upon exercise price.

o.2)

Put options sold: As of March 31, 2006, and December 31, 2005, the Bank recognized in memorandum accounts the amounts representing contingent obligations under put options sold on the Federal Government Bond coupons established in Presidential Decrees No. 905/02 and 1,836/02, as supplemented, whose holders have requested such option. Such options were valued at the exchange value of the Bonds plus interest and the CER adjustment accrued as of those dates.

o.3)

Call options sold: as of March 31, 2006, and December 31, 2005, the Bank recognized under memorandum accounts the amounts of contingent obligations it has assumed as a result of the call options sold regarding senior trust debt securities and junior trust debt securities related to “BG” financial trust. Such options were valued at the effective quoted price as of such date (net of the estimated selling expenses).

o.4)

Forward transactions offset: As of March 31, 2006, and December 31, 2004, the forward purchases and sales of foreign currency, without delivery of the underlying asset traded, were valued at the quoted prices of such asset, effective at of those dates. Differences in quoted market values were recorded in the income statement as of those dates.

p)	Severance payments:

The Bank charges these payments directly to income.

q)	Provisions in liabilities:

The acquisition of Banco Bansud S.A. by Banco Macro S.A. gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the investment cost and the interest valued by the equity method in the books of the acquirer (former Banco Macro S.A.).

On July 24, 2003, the Central Bank issued Communiqué “A” 3,984, which established the methods for disclosure and reversal of the negative goodwill recorded, as well as the treatment thereof in the merger process. Such reversal methods depend on the reasons that originated such negative goodwill and are summarized below:

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

	–	For differences between book and fair values of government securities and guaranteed loans over the period of convergence of these values.

	–	For differences between book and carrying values of the loan portfolio during their effective terms.

	–	For expected future losses, upon occurrence thereof.

	–	For differences between book and fair values of nonmonetary assets, during the amortization term of these assets.

The amount reversed for the fiscal year may not exceed the one that should have been appropriate if it had been amortized on a straight-line basis over 60 months.

Therefore, if these conditions are met, such goodwill will continue to be reversed.

As of March 31, 2006, and as of December 31, 2005, the referred goodwill is disclosed in the “Provisions” account in liabilities in the aggregate amounts of 54,834 and 73,112, respectively, net of reversals. Therefore, for the quarter ended March 31 2006, the Bank has amortized such goodwill, charging it to “Other Income – Recovered loans and allowances reversed” in the amount of 18,278, and applying proportionally the cap of 20% per annum established in such communiqué.

In addition, as of March 31, 2006, the “Provisions” account in the consolidated financial statements of Banco Macro Bansud S.A. includes negative goodwill in the amount of 483 from the difference between the cost of the investment in Nuevo Banco Suquía S.A. and the value assigned to the net asset, mentioned in note 3(3).k(1).

In addition, the Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. The Bank recordss liabilities whenever it is probable that future costs be incurred and whenever such costs may be fairly estimated.

r)	Shareholders’ equity accounts:

They are restated as explained in note 3(2), except for the “Capital Stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3(2) was included in the “Adjustments to Shareholders’ Equity” account.

s)	Statement-of-income accounts:

s.1)

The accounts comprising monetary transactions occurred in the three-month periods ended March 31, 2006 and 2005, (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

s.2)

Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3(2).

	s.3)	The income(loss) from equity interests in subsidiaries were computed on the basis of such companies’ income(loss).

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets.  Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2006, the Bank estimated that accrued income tax amounted to 8,000 and, hence, no minimum presumed income tax should be assessed.

Consequently, as of March 31, 2006, and December 31, 2005, the Bank carries minimum presumed income tax credits totaling 42,723. Such credit is deemed an asset because the Bank estimated that it will be used within 10 years, the term permitted by Central Bank Communiqué “A” 4,295 and supplementary regulations.

The following is a detail of such tax credit, indicating the year of origin and the estimated year to use it:

Year of origin	Tax credit capitalized	Estimated year of use

1999	8,108	2005
2000	5,859	2005
2001	3,804	2005
2002	6,538	2005
2003	8,480	2005
2004	9,934	2006

Total	42,723

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

As of March 31, 2006, the Bank made prepayments for 8,062 for the tax year ended December 31, 2005, which were recorded in the “Other receivables” account.

For its part, the subsidiary bank, Nuevo Banco Suquía S.A., did not accrue income tax as of March 31, 2006, and December 31, 2005, because it carried NOLs. Therefore, as of March 31, 2006, the remaining NOL amounted to about 356,800. In addition, as of March 31, 2006, and December 31, 2005, the accumulated minimum presumed income tax capitalized in the “Other Receivables” account amounts to 10,813 (estimated to be used in 2009).

Administrative proceedings followed by the AFIP (Federal Public Revenue Agency) and other entities as regards the taxability of income from the switch into pesos and the CER application over guaranteed loans have resulted in differing interpretations. However, the Bank has considered that such income includes items that should not be subject to income tax.  Consequently, the effect on the calculations of such accrual has not been considered.

5.	DIFFERENCES BETWEEN CENTRAL BANK STANDARDS AND THE APPLICABLE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Buenos Aires City Professional Council in Economic Sciences) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE (Argentine Federation of Professional Accounting Councils) to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005.Such resolution became generally effective in Buenos Aires City for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008.

As of the issuance date of these financial statements, the Central Bank had not adopted all those standards and their application in the financial statements of financial institutions is therefore not required. For this reason, the Bank did not quantify the net effects on shareholders’ equity or the gain (loss) generated by all the differences between those accounting standards and Central Bank standards.

The following are the main differences between the professional accounting standards and Central Bank standards, which affect the Bank as of March 31, 2006, and December 31 and March 31, 2005:

	5.1.	Valuation standards

a)

The Bank and its subsidiaries have not recognized the effects of changes in the peso purchasing power occurred from March 1 through October 1, 2003; such recognition is required by Argentine professional accounting standards. Had the effects of the changes in the purchasing power of the Argentine peso been recognized as mentioned above, the shareholders’ equity as of March 31, 2006, and December 31, 2005,  would have decreased by about 6,007 and 6,150, respectively, while results of operations for the periods ended March 31, 2006, and March 31, 2005, would not have varied significantly.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

b)

The Bank assesses income tax by applying the effective rate to the estimated taxable income disregarding the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

c)

As of March 31, 2006, and December 31, 2005, the Bank had capitalized under “Intangible Assets” amounts of 40,647 and 42,632, respectively, reflecting the exchange differences resulting from complying with court-ordered precautionary measures that obliged the Bank to reimburse in original currency certain deposits that had been switched into pesos, after deducting the amortization that the Bank records on a systematic basis in compliance with Central Bank Communique “A” 3,916.

Under professional accounting standards, and to the extent that the Bank considered that the payments could be recovered, the related amounts should have been allocated to “Other receivables”, should not have been amortized and should have been recorded based on the best possible estimation of the amounts to be actually collected.

d)

Holdings of government securities and loans to the nonfinancial government sector are valued in accordance with regulations and standards issued by the Argentine government and the Central Bank.  In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, notional values and undiscounted cash flows, as detailed in notes 3(3)b(1) and 3(3)d. Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation is as follows:

d.1)

As of December 31, 2005, the Bank recorded in “Government securities – Holdings in investment accounts” and “Other receivables from financial intermediation – Securities and foreign currency to be received for spot and forward purchases pending settlement” the securities received for the compensation established by Presidential Decree No. 905/02 in the aggregate amount of 187,660. According to professional accounting standards, such assets should be stated at market value. As of December 31, 2005, the quoted price of the securities received in compensation amounted to 167,284.

As of March 31, 2006, the Bank valued the government securities received pursuant to the abovementioned compensation at their quoted prices. The difference between the quoted prices and the book figures of such holdings at the end of the fiscal year should have been charged against an adjustment to prior-year income.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

d.2)

As of December 31, 2005, the Federal Government secured bonds deriving from the exchange established by Presidential Decree No. 1,579/02 and other holdings of unlisted government securities were recorded in “Unlisted government securities” for total net amounts of 36,434 and 199,070 at individual and consolidated levels, respectively. According to professional accounting standards, such assets should be stated at market value. The listed-price valuation of such bonds and/or securities as of December 31, 2005, was 34,433 and 189,845, at individual and consolidated level, respectively.

As of March 31, 2006, the Bank valued the securities received pursuant to such exchange at their quoted price, as provided by Central Bank Communiqué “A” 4,084. The difference between the listed and book values at the beginning of year of such holdings should have been charged against adjustments to prior-year income (loss).

In both the cases mentioned in points d (1) and d (2) above, the Bank has valued such securities at their quoted prices mainly because such holdings have been earmarked for covering the settlement of net liabilities.

d.3)

As of March 31, 2006, and December 31, 2005, the Federal Government guaranteed loans deriving from the exchange established by Presidential Decree No. 1,387/01 are recorded in “Loans – To the nonfinancial government sector” for  total net amounts at individual level of 379,835 and 399,266, respectively, and at consolidated level of 629,149 and 641,801, respectively According to professional accounting standards, such assets should be stated at market value. As of March 31, 2006, and December 31, 2005, the estimated market value of such loans amounted -- at individual level -- to about 358,821 and 394,678, respectively, and -- at consolidated level -- to about 535,325 and 635,477 , respectively.

e)

As mentioned in note 3(3)q), the acquisition of Banco Bansud S.A. by Banco Macro S.A. gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the investment cost and the interest valued by the equity method in the books of the acquirer (former Banco Macro S.A.), in accordance with Central Bank’s accounting standards.  Later, as mentioned in the referred note, as a result of the issuance of Central Bank Communiqué “A” 3,984, the Bank retroactively applied the valuation and disclosure standards established in such communiqué and reversed 85% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

In addition, and as mentioned in note 3(3)k(1), the acquisition of Nuevo Banco Suquía S.A. by Banco Macro Bansud S.A. resulted in the original booking of negative goodwill amounting to 483, which is the effect of the difference between the investment cost and the value assigned to the net asset under Central Bank accounting standards.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the investment cost is lower than the measured value of the related identifiable assets, any unallocated differences between the cost and such measured value shall be either considered as a gain for the period or deferred (as negative goodwill) and subsequently reversed, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

	5.2.	Disclosure aspects

a)

The Bank has not presented a statement of cash flows broken down into operating, investing, and financing activities, or disclosing interest, dividends, or taxes for the amounts actually collected or paid.

		b)	The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for nonbanking institutions.

c)

The Bank has recorded under “Intangible assets” receivables related to compliance with court-orders issued with respect to constitutional actions for the enforcement of rights. According to professional accounting standards and in the understanding that the payments made are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the “Other” and “Miscellaneous” accounts in the balance sheet and statement of income is as follows:

		03/31/2006	12/31/2005

6.1)	Loans - Other:
	Other loans	561,502	482,024
	Government securities	43,451	68,974
	Receivables secured by notes	1,214	791

		606,167	551,789

6.2)	Other Receivables from Financial-Intermediation -- Other receivables not covered by debtors classification regulations
	Financial trusts debt securities	182,093	124,700
	Certificates of participation in financial trusts	164,582	142,544
	Unaccrued premiums on repurchase agreements	6,407	7,614

		353,082	274,858

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

		03/31/2006	12/31/2005

6.3)	Other receivables - Other
	Sundry receivables	53,776	48,044
	Advance payments	14,381	14,517
	Guarantee deposits	12,420	9,379
	Tax prepayments	12,160	9,763
	Other Federal Government bonds receivable (note 4(3) l)		5,193
	Other	407	634

		93,144	87,530

6.4)	Deposits - Other
	Balances of accounts without movements	78,392	85,330
	Unemployment fund for workers of the building industry	8,695	7,450
	Guarantee deposits	1,196	934
	Rescheduled deposits to be exchanged for government securities		3,241
	Orders payable	706	632
	Other	40,224	29,626

		129,213	127,213

6.5)	Other liabilities from financial intermediation - Other
	Other payment orders pending settlement	29,367	21,194
	Purchase financing payables	27,389	24,144
	Collections and other transactions on account and behalf of others	20,240	19,068
	Other withholdings and additional withholdings	14,358	15,603
	Other not subject to minimum cash requirements	11,503	10,406
	Retirement pension payment orders pending settlement	7,279	4,395
	Other subject to minimum cash requirements	7,189	1,556
	Other	12,642	7,198

		129,967	103,564

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

		31/03/2006	31/03/2005

6.6)	Other liabilities - Other
	Taxes payable	47,501	37,197
	Other payables	16,844	15,283
	Salaries and payroll taxes payable	6,895	11,266
	Prepayment for the sale of assets	6,230	5,297
	Withholdings from salaries payable	2,342	2,840

		79,812	71,883

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other
	Items in custody	1,887,131	1,633,884
	Managed portfolio	415,808	355,135
	Items to be collected	61,954	58,150
	Items to be debited	49,704	28,930
	Other items	38,328	25,500

		2,452,925	2,101,599

6.8)	Financial income – Income from government and private securities, net
	Income from government securities	9,133	24,362
	Income from certificates of participation in financial trusts	7,047	8,291
	Other	4,043	811

		20,223	33,464

6.9)	Financial income – Other
	Foreign currency exchange difference	5,751	765
	Income from assets under financial lease	4,508	2,592
	Premiums on reverse repurchase agreements with the financial sector	2,317	4,790
	Income from other receivables from financial intermediation		1,964
	Premiums on other reverse repurchase agreements	434	348
	Other	1,291	33

		14,301	10,492

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

		31/03/2006	31/03/2005

6.10)	Financial expense – Other
	Turnover tax	3,862	1,495
	Premiums from repurchase agreements with the financial sector	2,194	1,792
	Contribution to the guarantee fund	1,675	1,460
	Valuation allowance of loans to the government sector – Communiqué “A” 3,911	1,226	4,224
	Other	289	15

		9,246	8,986

6.11)	Service-charge income - Other
	Debit and credit card income	8,544	6,591
	Rental of safe-deposit boxes	808	714
	Other items	3,916	2,825

		13,268	10,130

		03/31/2006	03/31/2005

6.12)	Service-charge expenses- Other
	Debit and credit card expense	3,332	2,424
	Turnover tax	2,013	2,045
	Other	1,590	1,002

		6,935	5,471

6.13)	Administrative expenses – Other operating expenses
	Depreciation of bank premises and equipment	4,565	3,663
	Maintenance, conservation and repair expenses	3,468	2,932
	Security services	3,215	2,792
	Electric power and communications	3,066	2,726
	Organization and development expenses amortization	2,783	3,155
	Leases and rentals	1,487	1,018
	Stationery and office supplies	1,236	1,329
	Insurance	709	816

		20,529	18,431

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

		03/31/2006	03/31/2005

6.14)	Other income – Other
	Sale of loans	4,987	591
	Gain (loss) on transactions or sale of bank premises and equipment and other assets	1,305	3,487
	Other adjustments and interest on other receivables	514	355
	Credit cards	411	181
	Leases and rentals	153	205
	Checkbook and statement issuance fees	113	613
	Certifications	79	79
	Deferred tax prepayment settlement		1,413
	Other	1,989	12,711

		9,551	19,635

6.15)	Other expenses – Other
	Tax on checking-account transactions	2,438	1,825
	Non-computable VAT credit	2,203	1,646
	Credit card discounts	486	334
	Depreciation of other assets	327	534
	Goodwill amortization	206	210
	Donations	168	60
	Turnover tax	154	317
	Loss on transactions or impairment in value of bank premises and equipment de uso y diversos	6	129
	Guarantee fund and credit card losses		85
	Other	14,131	1,695

		20,119	6,835

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

7.	RESTRICTED ASSETS

Some of the Bank’s assets are restricted, according to the following detail:

	a)	Under “Government securities”:

a.1)

As of March 31, 2006, and December 31, 2005, Discount Bonds received in the exchange for Consolidation Bonds in Pesos – First Series amounting to 2,425 and 2,242, respectively, assigned to settle payables to the Central Bank and safety-net financing originated in the acquisition of assets and liabilities from former Banco Federal Argentino.

a.2)

As of March 31, 2006, and December 31, 2005, Secured Bonds under Presidential Decree No. 1,579/02 for 34,927 and 35,872 (face value ARS 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the “San Francisco Pass” public work, in accordance with the note sent by the Bank on November 5, 2002, BICE’s reply dated November 18, 2002, and the security agreement covering the abovementioned securities and dated January 29, 2004.

a.3)

As of March 31, 2006, and December 31, 2005, GDP-linked securities maturing in 2035 for 511 and 276, respectively, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, which were originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

	b)	Under “Loans”:

As of March 31, 2006 and December 31, 2005, agreements for loans backed by pledges and un-guaranteed loans for 9,951 and 16,208, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 4(c)) to the consolidated financial statements.

	c)	Under “Other receivables from financial intermediation”:

c.1)

As of March 31, 2006 and December 31, 2005, it includes unavailable deposits with the Central Bank for 552, as provided by Central Bank Communiqué “A” 1,190.  The Bank has recorded allowances covering 100% of this receivable.

c.2)

As of March 31, 2006, and December 31, 2005, the Bank had special guarantee current accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 68,672 and 66,231, respectively.

c.3)

As of March 31, 2006, and December 31, 2005, contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,107 and 10,000, respectively, made by the Bank on December 26, 2005, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

d)	Under “Other receivables”:

	d.1)	As of March 31, 2006, and December 31, 2005, attachments amounting to 543.

	d.2)	As of March 31, 2006, and December 31, 2005, the Bank had the following assets provided as guarantee:

Item	03/31/2006	12/31/2005

Credit card transactions	8,003	7,347
Other guarantee deposits	4,417	2,032

	e)	Under “Investments in other companies”:

e.1)

As of March 31, 2006, and December 31, 2005, irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Prosopis S.A. in the amount of 450 (150 in each company), under the deferment of federal taxes, subscribed in accordance to the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years commencing on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

e.2)

As of March 31, 2006, and December 31, 2005, irrevocable contributions to El Taura S.A. for 32 and 61, respectively, which are exempt from provincial taxes according to the standards regulating the touristic activity promotion system of the Province of Salta pursuant to Provincial Law No. 6,064 (ratified by Provincial Decree No. 1,465/97 issued by the Executive of the Province of Salta), which establishes that the investment should be kept in assets for a term of at least one year as from when the contribution was paid in.

8.	TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33 (SUBSIDIARIES AND AFFILIATES)

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

	Nuevo Banco Suquía S.A.	Sud Inversiones & Análisis S.A.	Macro Securities S.A. Brokerage house	Sud Bank & Trust Company Limited	Sud Valores S.G.F.C.I. S.A.	Macro Valores S.A.	31/03/2006	31/12/2005

ASSETS
Cash and cash equivalents	193			2,208			2,401	2,582
Loans		801	6,370	32,458			39,629	27,794
Other receivables from financial intermediation			61,616				61,616	36,939
Other receivables								5,144

Total assets	193	801	67,986	34,666			103,646	72,459

LIABILITIES
Deposits	464	1,423	178	132	25	340	2,562	7,417
Other liabilities from financial intermediation			14,128	1,810			15,938	74,542

Total liabilities	464	1,423	14,306	1,942	25	340	18,500	81,959

MEMORANDUM ACCOUNTS
Debit-balance accounts – Control				184,623			184,623	144,202
Debit-balance accounts – Derivatives			12,533				12,533	21,469
Credit-balance accounts - Contingent	1,000						1,000	1,000

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

	Nuevo Banco Suquía S.A.	Sud Inversiones & Análisis S.A.	Macro Securities S.A. Brokerage house	Sud Bank & Trust Company Limited	Sud Valores S.G.F.C.I. S.A.	Macro Valores S.A.	31/03/2006	31/03/2005

RESULTS OF OPERATIONS
Financial income	202		27	204			433	3
Financial expense	(133)		(270)				(403)	(659)
Service-charge income			14	15			29	14
Service-charge expense			(14)				(14)	(15)

Total income (expense)	69		(243)	219			45	(657)

In addition during the quarter ended March 31, 2006 and during the fiscal year ended December 31, 2005, the Bank and its subsidiaries have granted loans to persons related to the Bank. According to the Bank’s policy, loans are required to be granted during the normal course of business under normal market conditions, both with respect to interest and guarantees required. The loans granted to such related parties amounted to 99,210 and 81,170 as of March 31, 2006, and December 31, 2005, respectively (consolidated figures).

As of March 31, 2006, and December 31, 2005, the deposits made by individuals related to the Bank amounted to 126,986 and 219,222, respectively (consolidated figures).

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2006, amount to 683,943 and 683,333, respectively. In addition, since December 31, 2001, the Bank’s capital stock has changed as follows:

- As of December 31, 2001	64,410
- Capital stock increase approved by the Shareholders’ Meeting of May 29, 2002 (a)	390,832
- Capital stock increase approved by the Shareholders’ Meeting of July 4, 2003 (b)	153,701
- Capital stock increase approved by the Shareholders’ Meeting of September 26, 2005 (c)	75,000

As of March 31, 2006	683,943

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

a)

On May 29, 2002, the general and special shareholders’ meeting of former Banco Bansud S.A. approved a capital increase of 390,832,289 Class “B” shares with a face value of ARS 1, each one entitled to one vote. During January and February 2003, the former Banco Bansud S.A.’s capital stock increase was subscribed and paid in.  Consequently, the majority shareholder, the former Banco Macro S.A., capitalized 333,242 and the remaining 57,590 was subscribed and paid in by the minority shareholders of the former Banco Bansud S.A.

b)

On July 4, 2003, the Regular and Special Shareholders’ Meetings of the former Banco Bansud S.A. approved a capital increase in the amount of 153,700,791 on class B shares of face value of ARS 1 each, one vote per share and entitled to the payment of dividends as from January 1, 2003, and in the wake of the merger of the former Banco Macro S.A.

c)

On September 26, 2005, the general and special shareholders’ meeting of Banco Macro Bansud S.A. approved a capital increase of up to a face value of ARS 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of ARS 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, Banco Macro Bansud S.A. submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue.

As of March 31, 2006, the capital increase had been fully subscribed, while the price of 74,389,761 shares had been paid in. Under the issuance conditions established in the prospectus, the remainder of 610,239 shares was fully subscribed by prior shareholders in exercise of their right of first refusal and paid in April 2006. As of March 31, 2006, the Bank had recorded in the account “Other Receivables – Shareholders” the balance that remained to be paid in, amounting to 3,820.

As of the date of issuance of these financial statements, the 75 million class “B” shares of common stock remain pending registration with the CNV (Argentine Securities Commission).

As required by CNV General Resolution No. 368/01, we hereby report that the Bank has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Class	Original value		03/31/2006	12/31/2005

Subordinated corporate bonds	USD 60,000,000	a)	—	—
Subordinated corporate bonds	USD 23,000,000	a)	8,910	8,554
Subordinated corporate bonds	USD 4,000,000	b)	3,204	3,493

Total			12,114	12,047

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

a.1)

On February 19, 1996, the Regular and Special Shareholders’ Meetings of the former Banco Bansud S.A. authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund) due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

On April 16, 2003, former Banco Bansud S.A. settled at maturity the last installment of the subordinated corporate bond, following the method of the conversion at ARS 1-to-USD 1.

a.2)

On April 12, 1995, the Regular Shareholders’ Meeting of the former Banco Macro S.A. approved creating a Global Program for the issuance of Simple Corporate Bonds secured by the Bank’s equity, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

i)

On July 20, 1998, former Banco Macro S.A. received funds from a loan requested to FFCB, currently F.F.A.E.F. y S. for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of Banco de Jujuy S.A.

As of December 31, 2005, the Bank had settled, following the ARS 1-to-USD 1 conversion method, the last installment of such subordinated corporate bond.

ii)

Pursuant to the request made by the Bank to the Managing Committee of F.F.A.E.F. y S. on July 26, 1999, to restructure the financing previously granted, a loan agreement was executed on December 29, 1999 by BNA, as FFCB’s trustee, and the former Banco Macro S.A. Under such agreement, F.F.A.E.F. y S. granted the Bank a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen computable equity.

The former Banco Macro S.A. undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

On March 17, 2000, the former Banco Macro S.A. requested the CNV’s authorization to issue the fifth series of subordinated corporate bonds in the amount of USD 18,000,000, under the Global Program for the issuance of Corporate Bonds for an aggregate amount of USD 50,000,000 mentioned above, in order to repay the loan granted by the FFCB, received on December 29, 1999.

Through March 31, 2006, the Bank had amortized the equivalent of USD 14,400,000.

The Managing Committee of the Trust Fund objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

Subsequently, on March 17, 2005, Banco Macro Bansud S.A. advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting there from.

Although the Bank accepted the redollarization of 50% of the payables to the FFRE as of December 31, 2001, on July 19, 2005, it reported to the Central Bank that the creditor still had to define several aspects, such as decrease in the interest rate to be applied to amounts in pesos and in US dollars and the treatment of compensatory and punitive interest, which is relevant to the final calculation of the amounts due and payable to date.

b)

The Special Shareholders’ Meeting of Banco de Salta S.A. (Bank absorbed by the former Banco Macro S.A.) held on January 20, 1997, approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement executed with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the Special Shareholders’ Meeting of Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of Banco Macro Misiones S.A. (bank merged with an into the former Banco Macro S.A.) of the authorization granted to Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to Banco de Salta S.A. for the public offering of its corporate bonds.

Through March 31, 2006, the Bank had amortized the equivalent of USD 2,200,000.

11.	PORTFOLIO MANAGEMENT

a)

On March 1, 1996, Banco de Salta S.A. (bank absorbed by the former Banco Macro S.A.) and the Government of the Province of Salta executed an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the former Banco Macro S.A. undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the former Banco Macro S.A. a percentage of the amounts effectively recovered.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

As of March 31, 2006, and as of December 31, 2005, the loan portfolio under management amounted to 458,225 and 458,249, respectively.

b)

By virtue of the agreement formalized on August 11, 1998, between Banco de Jujuy S.A. (bank merged with and into the former Banco Macro S.A.) and the Province of Jujuy, the former Banco Macro S.A. undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the former Banco Macro S.A., for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of March 31, 2006, and as of December 31, 2005, the loan portfolio under management amounted to 45,841 and 47,764, respectively.

c)

On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” executed on March 27, 2001, between such agency and the former Banco Macro S.A.  Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to the such institute’s receivables. In consideration thereof, the IPDUV recognizes to the former Banco Macro S.A. a percentage of the amounts effectively recovered.

As of March 31, 2006, and as of December 31, 2005, the loan portfolio under management amounted to 86,420 and 86,691, respectively.

d)

On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. executed an agreement for the LAVERC financial trust’s collection administration and management, whereby the collection management, custody, performance and any other task related to the corpus assets recorded by the branches in which the former Banco Bansud S.A. had requested the Central Bank’s authorization to perform banking activities, will be carried out by the former Banco Bansud S.A.

Through Resolution No. 523 of August 20, 2002, Central Bank’s Board of Governors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of March 31, 2006, and December 31, 2005, the portfolio managed by the Bank amounted to 190,420 and 195,130, respectively.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

e)

On June 7, 2005, a portfolio assignment agreement was executed with Banco de Valores S.A., as trustee, whereby “Macro Personal V” trust was set up. To such end, class “A” and “B” certificates of participation were issued for a face value of 59,524 and 10,504, respectively. Such agreement sets forth that Banco Macro Bansud, as trustor, is the credit administrator.

As of March 31, 2006, and December 31, 2005, the portfolio managed by the Bank amounted to 9,563 and 21,875, respectively.

f)

On March 31, 2006, a portfolio assignment agreement was executed with Sud Inversiones y Análisis  S.A., as trustee, thus creating the “RETUC 1” trust, which issued a “Certificate of Participation No. 1” for a face value of 2,000.

As of March 31, 2006, the portfolio managed by the Bank amounts to 71,985. Also, see note 4(o) to the consolidated financial statements.

	g)	In addition, as of March 31, 2006, and December 31, 2005, the Bank had under its management other portfolios for total amounts of 57,420 and 51,439, respectively.

12.	MUTUAL FUNDS

As of March 31, 2006, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from, among others, the following mutual funds:

Fund	Shares of interest	Shareholders’ Net book value	Investments (a)

Pionero Crecimiento	1,940,245	4,482	4,371
Pionero Renta	41,777,129	71,384	68,678
Pionero Financiero Dólares (b)	17,635	55	12
Pionero Pesos	259,721,024	278,896	241,488
Puente Hnos.	11,599,025	18,492	15,447
Copérnico	31,334,711	125,262	100,102
Pionero Global	2,557,101	2,768	2,666

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Items in custody” memorandum account.
(b)	As of March 31, 2006, it is in liquidation process.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

13.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organizedIn August 1995.  The Bank holds a 4.5518% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 8,694 of March 30, 2006.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

14.	TRUST ACTIVITIES

Banco Macro Bansud S.A., either directly or through its subsidiary Sud Inversiones & Análisis S.A., acts as trust agent. In no case shall the Trustee be liable with its own assets or for an obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not charge the corpus assets or dispose of them beyond the limits established in the related trust agreements. The commissions earned by the Bank due to its performance as trust agent are calculated under the terms and conditions of the related agreements.

	a)	Trust fund for the economic development of the Province of Jujuy

Through Provincial Law No. 5,161 (regulated by Decree No. 860/E/2000), the Province of Jujuy created the Trust Fund for the Economic Development of the Province of Jujuy in order to provide financial assistance to the productive sectors in such province. Subsequently, through Provincial Law No. 5,162, Banco de Jujuy S.A. (which merged with and into the former Banco Macro S.A.) was appointed trustee.

Therefore, on May 11, 2000, the former Banco de Jujuy S.A. (as trustee) and the Economy Department of the Province of Jujuy (as trustor) entered into a trust agreement (which was later amended on June 6, 2000), whereby the trustor conveyed to the trustee the fiduciary ownership of the following:

—

the right to be assigned by the Provincial Government the proceeds from the Federal Tax Revenue Sharing System to guarantee the settlement of the consolidated debt that flows into the Trust Fund for the Economic Development of the Province of Jujuy (up to a face value of 10,000) or the debt provided in exchange or substitution.

		—	the profits arising from Trust activities.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

As of March 31, 2006, and as of December 31, 2005, the assets managed by the trust amount to 6,617 and 6,585, respectively.

	b)	Municipal Finances Reorganization Trust Fund

Through Provincial Law No. 5,435 (regulated by Decree No. 2,478/H/2004), the Province of Jujuy created the Municipal Finances Reorganization Trust Fund in order to provide financial assistance to the municipalities and municipal commissions in such province.

Consequently, on December 29, 2004, Banco Macro Bansud S.A., as trustee, and the Finance Minister of the Province of Jujuy, in its capacity as trustor, executed a trust agreement whereby the trustor conveyed to the trustee fiduciary ownership of the following corpus assets:

		—	Contributions from the Provincial Treasury in cash, in real property and the proceeds from the sale of real property belonging to the Provincial Government.

		—	Fifty per cent of the property tax collected up to the annual amount of 6,000.

		—	Recovery of loans granted to municipalities and municipal commissions.

		—	Other resources assigned to the Provincial Government from its own resources, the federal government, or financing from abroad.

		—	Proceeds from the investment of Fund assets.

		—	Whatever assets the municipalities and municipal commissions transfer in trust, under the scope of Provincial Law No. 5,435.

As of March 31, 2006, and December 31, 2005, the assets managed by the trust amount to 80,439 and 79,644, respectively.

15.	INTEREST IN MACROAVAL SOCIEDAD DE GARANTIA RECIPROCA

On September 28, 1998, Macroaval S.G.R. (reciprocal guarantee corporation) was organized mainly in order to provide guarantees of any kind to its members by executing reciprocal guarantee agreements involving the production, trade and industrial sectors of any kind, exploited by small- and medium-sized companies defined as such under Law No. 24,467. The initial capital stock was set at 250.  On December 27, 1998, the Department of Small- and Medium-sized Companies, subordinate to the Presidency of Argentina,  authorized Macroaval S.G.R. to begin its operations.

The former Banco Macro S.A. became a sponsor partner of such company. In this respect, as of March 31, 2006, and December 31, 2005, the Bank held 30,500 shares of Macroaval S.G.R. of ARS 1 each, that is, 12.20% of the capital stock of such Company, which had been fully paid in.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

As of March 31, 2006, and December 31, 2005, the Bank carried in assets contributions to Macroaval SGR’s Risk Fund amounting to 1,158 and 11,139, respectively.

16.	Compliance with requirements to act as over-the-counter securities market broker

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	Claim from the AFIP – DGI (Federal Public Revenue Administration – Federal Tax Bureau)

On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001.  As of March 31, 2006, the outstanding amount is recognized in the “Other payables” account.

The former Banco Bansud S.A.-- on February 18 and November 12, 2002 -- and Banco Macro Bansud S.A. -- on February 3, 2004, February 17, 2005, and February 17, 2006 -- filed appeals with the Federal Administrative Tax Court against the AFIP – DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the irregular period ended December 31, 1999.

On February 2, 2005, and February 2, 2006, the Bank filed an appeal with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998 and 1999 income tax returns of the former Banco Macro S.A.

The issue under discussion and on which the regulatory agency bases its position is the impossibility to deduct  the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court, which issued a resolution in favor of the position assumed by Banco Macro Bansud S.A.

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

18.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2006).  This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991.  After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank (Central Bank of Argentina) requirements and regulations.  Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

The current administration has implemented a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

Financial statements presentation requires Bank Management to make estimates regarding the assets, liabilities, income, expenses and contingencies reported. Current figures and final income (loss) may differ from such estimations.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The measures adopted by the Federal Executive in 2002 with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits in foreign currency or the price thereof in the free foreign exchange market upon reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

In one of the last decisions, the Supreme Court determined that the process was constitutional, although certain aspects are still pending resolution. In addition, Supreme Court decisions are limited to each case and, therefore, they may be modified in the future. However, trial and appellate courts usually consider and apply Supreme Court case law.

Should courts consider that the conversion into pesos is constitutional, the Bank will be entitled to claim the reimbursement of the amounts paid in excess of those required by current regulations. Conversely, should courts rule that deposits are to be settled in foreign currency, the Bank could receive additional claims. However, Bank Management considers that, in the end, those additional payments would be included in the mechanisms established to compensate financial institutions due to the effects of the asymmetric conversion into pesos.

The uncertainty regarding the final resolution of this issue in court remains, as well as the possible effects thereof on: (i) the recoverability of the amounts capitalized (see note 6), (ii) the amounts that the Bank could have to pay depositors in foreign currency based on judicial decisions, and (iii) the additional contingency due to possible judicial claims.

To date, the courts have not issued a final resolution regarding those actions. Claims have decreased significantly and the rescheduling of deposits originally denominated in US dollars concluded.

Considering the previous comments, Bank Management and its legal counsel consider that there will be no significant additional effect on Bank equity that could arise from the final resolution of those actions.

Under Communiqué “A” 3,916 dated April 3, 2003, the Bank carried in “Intangible Assets” as of March 31, 2006, and December 31, 2005, the amounts of 40,647 and 42,632, respectively (net of the related amortizations) reflecting the differences resulting from complying with the court orders in relation to the deposits involved and with the provisions of Presidential Decree No. 214/02, as supplemented.

19.	RESTRICTION ON EARNINGS DISTRIBUTION

a)

As established by the Central Bank, 20% of income (loss) for the year, plus/less prior-year income (loss) adjustments, shall be appropriated to the legal reserve. Consequently, the Shareholders’ Meeting held on April 28, 2006, appropriated 52,543 out of unappropriated earnings to increase the legal reserve (for further details, please refer to note 20).

b)

Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distributions established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC (Financial and Foreign-Exchange Institutions Superintendency, a department of the Central Bank) (for further information, see note 20).

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

c)

As mentioned in note 10, under the agreements executed with the FFAEFyS, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

d)

Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s). This is also applied to the years ended as from December 31, 1998; thus, the dividends to be distributed based on retained earnings as of December 31, 1997, will not be subject to the abovementioned withholding.

e)

Finally, as established in Central Bank Communiqué “A” 4,295, to determine the amounts to be distributed it will be necessary to deduct the assets recorded for minimum presumed income credits from unappropriated retained earnings. As of March 31, 2006, the dividends that may be distributed amount to 42,723 (see note 4).

20.	EVENTS SUBSEQUENT TO PERIOD-END

On April 21, 2006, the SEFyC (Financial and Foreign-Exchange Institutions Superintendency) notified the Bank that it had authorized the distribution of cash dividends amounting to 68,394.

Subsequently, on April 28, 2006, the Regular and Special General Shareholders’ Meeting of Banco Macro Bansud approved, among other issues, the distribution of cash dividends amounting to 68,394 and an increase in the Legal Reserve of 52,543.

In addition, such Shareholders’ Meeting resolved to change of the Bank’s corporate name to Banco Macro S.A., subject to approval by the CNV (Argentine Securities Commission).

As of the date of issuance of these financial statements, such agency had not issued its decision in this respect.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank’s prior intervention is not required for the publication of these financial statements.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the Central Bank standards and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in the City of Buenos Aires, Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006		12/31/2005	03/31/2006

Name	Market Value	Book balance	Book balance	Position without options (2)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES
GOVERNMENT SECURITIES
Holdings in investment accounts
- Local
Federal government bonds in US dollars at LIBOR - Maturity: 2012 – Compensation (1)		—	94,711	—	—	—
Federal government bonds in pesos at 2% - Maturity: 2007 – Compensation (1)		—	10,705	—	—	—

Subtotal holdings in investment accounts		—	105,416	—	—	—

Holdings for trading or financial intermediation
- Local
Province of Salta Consolidation Bonds in pesos	7	7	25	7		7
Federal government bonds in pesos at 2% - Maturity: 2007	16,547	16,547	366	6,396	3,359	9,755
Federal government bonds in US dollars at LIBOR - Maturity: 2006	—	—	16,250	—	—	—
Federal government bonds in pesos – Maturity: 2008	514	514	17	515	—	515
Federal government bonds in US dollars at LIBOR - Maturity: 2012	48,864	48,864	50,928	7,952	76,564	84,516
Federal government bonds in US dollars at LIBOR - Maturity: 2013	16,047	16,047	740	5,109	32,149	37,258
Federal government bonds in pesos – Maturity: 2014	13,655	13,655	261	(11,691)	—	(11,691)
Federal government bonds in US dollars – Maturity: 2015	312	312	—	312	—	312
Consolidation bonds in pesos – Fourth series	68	68	2,653	(15,930)		(15,930)
Consolidation bonds in pesos – Second series	24	24	216	24	—	24
Consolidation bonds of social security payables in pesos – Third series at 2%	3,725	3,725	8,184	(142)	—	(142)
Public debt secured bonds of the Province of Río Negro (Bogar) Class II - Series I	241	241	218	241	—	241
Discount bonds denominated in pesos maturing in 2033	28,098	28,098	13,323	(7,837)	—	(7,837)
Par bonds denominated in Argentine pesos maturing 2038	657	657	3	317	—	317
Par bonds denominated in US dollars maturing in 2038 (regulated by Argentine legislation)	163	163	60	163	—	163
Discount bonds denominated in US dollars maturing in 2033 (regulated by legislation of the state of New York)	17	17	15	17	—	17
GDP-related securities in pesos – Maturity: 2035	511	511	340	511	—	511
Secured bonds under Presidential Decree No. 1,579/02	85,386	85,386	1,213	32,242	—	32,242
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán - Consadep - Series 1	60	60	1,346	60	—	60
Consolidation bonds of social security payables in pesos – Fourth series	4,964	4,964	926	518	—	518
Other	—	116	148	106	—	106

Subtotal holdings for trading or financial intermediation		219,976	97,232	18,890	112,072	130,962

Unlisted government securities
- Local
Bonds issued by the Municipality of Bahía Blanca at 13.75%, secured by municipal resources		—	505	—	—	—
Secured bonds under Presidential Decree No. 1,579/02 (3)		—	35,872	—	—	—
Other		57	57	57	—	57

Subtotal Unlisted government securities		57	36,434	57	—	57

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA
Listed Central Bank of Argentina Bills – Managed Portfolio
Central Bank of Argentina bills in pesos – Maturity: 01/04/06		—	64,960	—	—	—
Central Bank of Argentina bills in pesos – Maturity: 01/11/06		—	299,154	—	—	—
Central Bank of Argentina bills in pesos – Maturity: 01/18/06		—	55,059	—	—	—
Central Bank of Argentina bills in pesos – Maturity: 01/25/06		—	168,762	—	—	—
Central Bank of Argentina bills in pesos – Maturity: 02/08/06		—	39,588	—	—	—
Central Bank of Argentina bills in pesos – Maturity: 02/01/06		—	1,985	—	—	—
Central Bank of Argentina bills in pesos – Maturity: 02/15/06		—	9,882	—	—	—
Central Bank of Argentina bills in pesos – Maturity: 05/10/06	993	993	—	993	—	993
Central Bank of Argentina bills in pesos – Maturity: 02/21/07	8,421	8,421	—	8,421	—	8,421
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 03/22/06		—	3,140	—	—	—
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 07/12/06		—	6,497	—	—	—

Subtotal listed Central Bank of Argentina bills – Managed portfolio		9,414	649,027	9,414	—	9,414

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 03/22/06		—	193,859	—	—	—
Central Bank of Argentina bills in pesos – Maturity: 01/31/07		—	1,170	—	—	—
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07		—	28,075	—	—	—

Subtotal Central Bank of Argentina bills – Under repo transactions		—	223,104	—	—	—

Subtotal instruments issued by the Central Bank of Argentina		9,414	872,131	9,414	—	9,414

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT A (continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006		12/31/2005	03/31/2006

Name	Market value	Book balance	Book balance	Position without options (2)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (CONTD.)		9,414	872,131	9,414	—	9,414

Unlisted Central Bank of Argentina bills – Managed portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/22/06		—	108,905	—	—	—
Central Bank of Argentina bills in pesos – Maturity: 03/15/06		—	108,398	—	—	—

Subtotal unlisted Central Bank of Argentina bills – Managed portfolio		—	217,303	—	—	—

Listed Central Bank of Argentina notes - Managed portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR Rate)– Maturity: 05/30/07	54,191	54,191	56,842	54,191	—	54,191
Central Bank of Argentina notes in pesos with variable coupon (BADLAR Rate)– Maturity: 11/21/07	71,868	71,868	70,481	71,868	—	71,868
Central Bank of Argentina notes in pesos with variable coupon (BADLAR Rate)– Maturity: 04/10/06	295,734	295,734	—	295,734	—	295,734
Central Bank of Argentina notes in pesos with variable coupon (BADLAR Rate)– Maturity: 19/12/07	13,149	13,149	—	13,149	—	13,149
Central Bank of Argentina notes in pesos with variable coupon(BADLAR Rate) – Maturity: 20/02/08	59,593	59,593	—	59,593	—	59,593
Central Bank of Argentina notes in pesos with variable coupon(BADLAR Rate) – Maturity: 15/11/06	20,341	20,341	—	20,341	—	20,341
Central Bank of Argentina notes in pesos with variable coupon (BADLAR Rate)– Maturity: 05/03/08	9,750	9,750	—	9,750	—	9,750
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/06/06	183,532	183,532	212,083	183,532	—	183,532
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08	74,581	74,581	103,058	74,581	—	74,581
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/24/08		—	48,960	—	—	—

Subtotal listed Central Bank of Argentina notes - Managed portfolio		782,739	491,424	782,739	—	782,739

Central Bank of Argentina notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR Rate) - Dec. 19, 2007	19,480	19,480	—	—	—	—
Central Bank of Argentina notes in pesos with variable coupon (BADLAR Rate) - Feb. 20, 2008	9,775	9,775	—	—	—	—

Subtotal Central Bank of Argentina notes – Under repo transactions		29,255	—	—	—	—

Subtotal unlisted Central Bank of Argentina notes - Managed portfolio		—	—	—	—	—

Total instruments issued by the Central Bank of Argentina		821,408	1,580,858	792,153	—	792,153

Total government securities		1,041,441	1,819,940	811,100	112,072	923,172

INVESTMENTS IN LISTED PRIVATE SECURITIES
Debt securities
- Local
Book-entry Corporate Bonds - Acindar Convertible 6% USD		—	106	—	—	—
Corporate Bonds - Petrobras Energía S.A. (the former Pecom S.A.)	14	14	14	14	—	14
Book-entry Corporate Bonds - Edesur Class 5 Pesos	4,499	4,499	4,401	4,499	—	4,499
Corporate bonds – Telefónica de Argentina S.A. – Fixed rate		—	3,130	—	—	—
Consubond Financial Trust - Series XXXIV Class A - trust debt security	553	553	1,325	553	—	553
Italcred I Financial Trust - Trust debt security	432	432	684	432	—	432
Tarjeta Shopping Financial Trust - Series XVI Class A - trust debt security	1,032	1,032	1,032	1,032	—	1,032

Subtotal debt securities		6,530	10,692	6,530	—	6,530

Equity securities
- Local
Class “A” certificates of participation in the Macro Personal V trust		—	5,000	—	—	—
Class “B” certificates of participation in the Macro Personal V trust	13,571	13,571	14,005	13,571	—	13,571
Carobclor - Book-entry shares	430	430	—	—	—	—
Petrobras Energia Participaciones - Book-entry	2,625	2,625	2,865	2,625	—	2,625
Litoral Fondo Común de Inversión	50	50	46	—	—	—
Other		-50	-46	—	—	—
Other	50	50	46	50	—	50

Subtotal equity securities		16,676	21,916	16,246	—	16,246

Total Investments in listed private securities		23,206	32,608	22,776	—	22,776

Total Government and Private Securities (4)		1,064,647	1,852,548	833,876	112,072	945,948

(1)	See Note 5.1. d.1)
(2)	The position without options as of March 31, 2006, results from the following disclosure:

Holdings as of March 31, 2005	1,064,647
Plus: Government securities lent	80,756
Plus: Spot and forward purchases pending settlement	197,771
Less: Government securities deposited	305,295
Less: Spot and forward sales pending settlement	204,003

833,876

(3)	As of December 31, 2005, such securities, even though they were listed, were disclosed as “Unlisted” because they were value in accordance with BCRA Communiqué “A” 3911 as supplemented (In addition, see Note 3(3)b(1)).
(4)	As of March 31, 2006, and December 31, 2005, the Bank carried allowances for impairment in value of 274 and 483, respectively. (See Exhibit J).

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION AND GUARANTEES RECEIVED
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005.
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006	12/31/2005

COMMERCIAL
In normal situation	1,960,808	1,744,442

With Senior “A” guarantees and counter-guarantees	58,305	27,553
With Senior “B” guarantees and counter-guarantees	168,538	172,655
Without Senior guarantees or counter-guarantees	1,733,965	1,544,234
Subject to special monitoring	14,405	13,586

In observation
With Senior “B” guarantees and counter-guarantees	2,627	557
Without Senior guarantees or counter-guarantees	11,778	13,029
Troubled	4,925	3,591

With Senior “B” guarantees and counter-guarantees	1,349	2,877
Without Senior guarantees or counter-guarantees	3,576	714
With high risk of insolvency	13,742	15,140

Con garantías y contragarantías preferidas “A”
With Senior “B” guarantees and counter-guarantees	4,190	4,615
Without Senior guarantees or counter-guarantees	9,552	10,525
Irrecoverable	38,422	78,879

With Senior “A” guarantees and counter-guarantees	—	380
With Senior “B” guarantees and counter-guarantees	5,352	12,825
Without Senior guarantees or counter-guarantees	33,070	65,674
Irrecoverable according to Central bank of Argentina regulations	2,125	8,430

With Senior “B” guarantees and counter-guarantees	—	5,476
Without Senior guarantees or counter-guarantees	2,125	2,954

Subtotal Commercial	2,034,427	1,864,068

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT B (Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION AND GUARANTEES RECEIVED
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005.
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006	12/31/2005

CONSUMER
Performing	898,595	766,370

With Senior “A” guarantees and counter-guarantees	3,665	3,166
With Senior “B” guarantees and counter-guarantees	144,416	132,554
Without Senior guarantees or counter-guarantees	750,514	630,650
Inadequate compliance	13,729	13,890

With Senior “A” guarantees and counter-guarantees	—	2
With Senior “B” guarantees and counter-guarantees	4,845	5,610
Without Senior guarantees or counter-guarantees	8,884	8,278
Deficient compliance	6,104	5,607

With Senior “B” guarantees and counter-guarantees	1,927	1,841
Without Senior guarantees or counter-guarantees	4,177	3,766
Difficult recovery	7,408	7,288

With Senior “B” guarantees and counter-guarantees	1,614	2,719
Without Senior guarantees or counter-guarantees	5,794	4,569
Irrecoverable	26,644	42,532

With Senior “A” guarantees and counter-guarantees	3	3
With Senior “B” guarantees and counter-guarantees	16,033	21,619
Without Senior guarantees or counter-guarantees	10,608	20,910
Irrecoverable according to Central Bank of Argentina regulations	615	931

With Senior “B” guarantees and counter-guarantees	468	675
Without Senior guarantees or counter-guarantees	147	256

Subtotal Consumer	953,095	836,618

Total	2,987,522	2,700,686

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005.
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006		12/31/2005

Number of customers	Debt balance	% over total portfolio	Outstanding balance	% of total portfolio

10 largest customers	876,640	29.34	868,439	32.16
50 next largest customers	647,152	21.66	526,545	19.50
100 next largest customers	339,551	11.37	302,601	11.20
Other customers	1,124,179	37.63	1,003,101	37.14

Total	2,987,522	100.00	2,700,686	100.00

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity

Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	9,665	2,874	17,680	592	15,980	76	346,962	393,829
Financial sector	2	66,796	6,268	485	962	355	698	75,566
Non-financial private sector and foreign residents	119,523	570,747	556,952	227,596	233,837	313,849	495,623	2,518,127

Total	129,190	640,417	580,900	228,673	250,779	314,280	843,283	2,987,522

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006					12/31/2005

	Shares and membership interests				Amount	Amount

Name	Class	Unit face value	Votes per share	Number

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A. (1)	Common	1	1	303,700,000	522,164	473,117
Macro Valores S.A.	Common	1	1	1,349,290	3,769	3,732
Sud Inversiones & Análisis S.A. (2)	Common	1	1	2,344,134	3,751	3,465
Macro Securities S.A. Soc. de Bolsa	Common	1	1	940,500	12,183	10,906
Sud Valores S.G.F.C.I.S.A.	Common	1	1	47,750	442	390
Foreign
Sud Bank & Trust Company Limited	Common	1	1	9,816,899	103,282	103,638

Subtotal subsidiaries					645,591	595,248

- Non-subsidiaries
In Argentina
A.C.H. S.A.	Common	1	1	17,500	52	52
Mercado Abierto Electrónico S.A.	Common	1200	1	1	5	5
Visa Argentina S.A.	Common	0.0001	1	11,400	238	238
C.O.E.L.S.A.	Common	1	1	17,364	25	25
Macroaval S.G.R.	Common	1	1	30,500	31	31
Garantizar S.G.R.	Common	1	1	10,000	10	10
Other
Foreign
BLADEX S.A.	Common	10	1	7,303	243	239

Subtotal non-subsidiaries					604	600

Total in financial institutions, supplementary and authorized activities					646,195	595,848

In other companies
- Non-subsidiaries
In Argentina
Inversora Juramento S.A.	Common	100	5	9,480	4,437	4,437
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500
Frigorífico Bermejo S.A.	Preferred	0.1	—	2,064,813	1,036	1,036
Provincanje S.A.	Common	1	1	600,000	603	603
Proin S.A.	Common	1	1	244,457	293	293
El Taura S.A. (4)					185	185
Tunas del Chaco S.A. (3)					150	150
Emporio del Chaco S.A. (3)					150	150
Prosopis S.A. (3)					150	150
Utility Companies					80	78
Cross Sale S.A.	Common	100	1	12	59	59
SEDESA	Common	1	1	45,518	45	45
Argentina de Hoteles S.A.					34	34
Grupo de Médicos Lomas de San Isidro S.A.	Common	1	1	13,245	32	32
Argencontrol S.A.	Common	1	1	28,049	28	28
Macro Warrants S.A.	Common	1	1	25,000	25	25
Papel Misionero S.A.	Common	0.1	1	122,097	12	12
Vizora Desarrollos Inmobiliarios (5)	Common	0.1	1	1,800	2	3
Other					1	1
Foreign
SWIFT S.A.	Common	1	1	3	15	15

Total in other companies					9,837	9,836

Total (6)					656,032	605,684

(1)	As of March 31, 2006, and December 31, 2005, this is disclosed net of a negative goodwill of 483.
(2)	See note 1 to the consolidated financial statements.
(3)	See Note 7. e.1).
(4)	See Note 7. e.2).
(5)	Began operating August 1, 2005.
(6)	As of March 31, 2006, and December 31, 2005, the Bank carried allowances for impairment in value amounting to 1,148 for both periods (see Exhibit J).

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT E (Continued)

BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	Information on the issuer

		Data from latest financial statements

Name	Main business activity	Period/ year-end date	Capital Stock	Restated shareholders’ equity	Income (loss) for the period/ year, restated

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A. (1)	Financial institution	3/31/2006	303,750	522,733	49,054
Macro Valores S.A.	Financial advisory services	3/31/2006	1,350	3,757	23
Sud Inversiones & Análisis S.A. (2)	Services	3/31/2006	2,344	3,746	278
Macro Securities S.A. Soc. de Bolsa	Brokerage house	3/31/2006	950	12,609	1,185
Sud Valores S.G.F.C.I.S.A.	Mutual funds management	3/31/2006	250	2,307	264
Foreign
Sud Bank & Trust Company Limited	Banking	3/31/2006	9,817	103,282	(356)
- Non-subsidiaries
In Argentina
A.C.H. S.A.	Electronic information services	12/31/2004	650	1,153	143
Mercado Abierto Electrónico S.A.	Electronic information services	12/31/2004	242	5,238	1,360
Visa Argentina S.A.	Business services	5/31/2005	1	23,200	1,034
C.O.E.L.S.A.	Services	12/31/2004	1,000	1,496	142
Macroaval S.G.R.	Reciprocal guarantee corporation	12/31/2005	250	1,549	(73)
Garantizar S.G.R.	Reciprocal guarantee corporation	12/31/2004	1,984	56,728	68
Foreign
BLADEX S.A.	Banking	12/31/2005	848,756	1,869,775	242,826
In other companies
- Non-subsidiaries
In Argentina
Inversora Juramento S.A.	Agriculture and finance	9/30/2005	13,617	190,661	(17,578)
Banelco S.A.	Network administration	12/31/2004	95	32,681	7,691
Frigorífico Bermejo S.A.	Meat-packaging	12/31/2004	3,399	11,698	(3,247)
Provincanje S.A.	Swap of securities	6/30/2005	9,000	10,884	704
Proin S.A.	Juice production	9/30/2004	4,604	6,951	108
El Taura S.A. (4)	Hotel construction and exploitation	12/31/2004	420	3,422	(199)
Tunas del Chaco S.A. (3)	Agriculture	12/31/2004	12	1,167	1
Emporio del Chaco S.A. (3)	Agriculture	12/31/2004	12	1,165	—
Prosopis S.A. (3)	Agriculture	12/31/2004	12	1,066	(50)
Utility companies	Utilities		—	—	—
Cross Sale S.A.	Sale	11/30/2004	12	13	(124)
SEDESA	Deposit guarantee fund management	12/31/2004	1,000	11,739	555
Argentina de Hoteles S.A.	Hotel services	10/31/2003	1,000	2,221	(117)
Grupo de Médicos Lomas de San Isidro S.A.	Medical clinic	6/30/2005	2,222	16,100	1,236
Argencontrol S.A.	Agency	12/31/2004	700	868	13
Macro Warrants S.A.	Warrants	9/30/2005	500	759	162
Papel Misionero S.A.	Paper manufacture	12/31/2004	40,210	188,345	30,395
Vizora Desarrollos Inmobiliarios S.A. (5)	Real estate agency	8/1/2005	30	—	—
Foreign
SWIFT S.A.	Services	12/31/2004	101,228	631,383	39,253

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

					Depreciation for the period
	Net book value at beginning of fiscal year						Net book value at end of period

					Years of useful life
Item		Additions	Transfers	Retirements		Amount

Bank premises and equipment
Buildings	130,065	2,005	—	91	50	1,083	130,896
Furniture and facilities	11,254	286	170	—	10	807	10,903
Machinery and equipment	21,218	2,583	877	—	5	1,722	22,956
Vehicles	13,631	717	—	—	5	953	13,395

Total	176,168	5,591	1,047	91		4,565	178,150

Other assets
Works in progress	4,956	3,508	(511)	24		—	7,929
Works of art	1,038	—	—	—		—	1,038
Prepayments for the purchase of assets	4,191	1,004	(1,082)	445		—	3,668
Assets acquired by attachment in aide of execution	10,950	—	—	11	50	46	10,893
Leased assets	9,603	—	—	—	50	43	9,560
Stationery and office supplies	1,236	1,967	—	1,492		—	1,711
Other assets	112,864	3,155	546	4,910	50	238	111,417

Total	144,838	9,634	(1,047)	6,882		327	146,216

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	Net book value at beginning of fiscal year	Additions		Retirements	Amortization for the period			Net book value at end of period

Item					Years of useful life	Amount

Goodwill	1,646	—		—	7	206		1,440
Organization and development expenses (1)	67,126	4,326	(2)	19	5	6,552	(3)	64,881

Total	68,772	4,326		19		6,758		66,321

(1)

Mainly reflects IT systems developed by outside parites, leasehold improvements and capitalized exchange differences for amounts paid pursuant to constitutional rights protection actions and court resolutions mentioned in (2).

(2)	Includes 1,784, related to differences related to court resolutions not deductible in determining Computable Equity (see Note 3(3)n(2))
(3)	Includes 3,769 for the item indicated in (2) above.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT H

DEPOSIT CONCENTRATION
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006		12/31/2005

	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
Number of customers

10 largest customers	700,527	17.93	1,042,571	23.97
50 next largest customers	742,171	18.99	959,961	22.07
100 next largest customers	304,707	7.80	331,618	7.62
Other customers	2,160,557	55.28	2,015,054	46.34

Total	3,907,962	100.00	4,349,204	100.00

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
AND SUBORDINATED CORPORATE BONDS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity

		Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months

	Up to 1 month					Over 24 months
Item							Total

Deposits	2,821,168	721,402	284,940	78,837	1,601	14	3,907,962

Other liabilities from financial intermediation
Central Bank of Argentina - Other	269	62	94	158	—	—	583
Banks and International Institutions	2,215	1,738	154,040	—	—	—	157,993
Financing received from Argentine financial institutions	922	508	762	1,448	2,094	37,174	42,908
Other	129,967	—	—	—	—	—	129,967

	133,373	2,308	154,896	1,606	2,094	37,174	331,451

Subordinated corporate bonds	—	—	375	9,264	707	1,768	12,114

Total	2,954,541	723,710	440,211	89,707	4,402	38,956	4,251,527

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	Balance at beginning of fiscal year	Increases (1)	Decreases		Balance at end of period

Breakdown			Applications	Reversals

ALLOWANCES
Government and private securities
For impairment in value	483	—	—	209	274
Loans
For loan losses and impairment in value (2)	206,389	4,009	63,714	—	146,684
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	3,735	303	14	—	4,024
Assets subject to financial leases
For uncollectibility risk	1,070	63	—	—	1,133
Investments in other companies
For impairment in value	1,148	—	—	—	1,148
Other receivables
For uncollectibility risk	16,302	222	274	—	16,250

Total allowances	229,127	4,597	64,002	209	169,513

PROVISIONS
Contingent commitments	1,725	43	—	6	1,762
For negative goodwill	73,112	—	—	18,278	54,834
For other contingencies	67,446	4,455	2,679	179	69,043

Total liabilities	142,283	4,498	2,679	18,463	125,639

(1)	See note 3(3)g
(2)	The figure as of March 31, 2006, includes the effects of the situation mentioned in note 11(f).

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT K

CAPITAL STRUCTURE
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock

Class	Number	Votes per share	Issued and outstanding (1)	Paid-in (1)	No. Paid-in

Registered common stock A	11,235,670	5	11,236	11,236	—
Registered common stock B	672,707,767	1	672,707	672,097	610

Total	683,943,437		683,943	683,333	610

(1)	Related to ARS 683,943,437 and ARS 683,333,198, respectively (See note 9).

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006										12/31/2005

	Total Parent Company and Argentine branches	Total per currency									Total

Items		US dollar	Pound sterling	Swiss franc	Danish krone	Canadian dollar	Yen	Swedish krone	Norwegian krone	Euro

ASSETS
Cash	339,486	331,431	165	156	29	—	423	4	13	7,265	346,439
Government and private securities	65,440	65,440	—	—	—	—	—	—	—	—	162,836
Loans	399,523	399,523	—	—	—	—	—	—	—	—	393,307
Other receivables from financial intermediation	194,967	194,906	—	—	—	—	—	—	—	61	250,410
Investment in other companies	103,540	103,540	—	—	—	—	—	—	—	—	103,892
Other receivables	5,723	5,694	—	—	—	—	—	—	—	29	10,378
Items pending allocation	5	5	—	—	—	—	—	—	—	—

Total	1,108,684	1,100,539	165	156	29	—	423	4	13	7,355	1,267,262

LIABILITIES
Deposits	675,905	675,905	—	—	—	—	—	—	—	—	674,794
Other liabilities from financial intermediation	324,219	322,659	77	143	30	—	—	—	—	1,310	324,956
Other liabilities	3,371	3,368	—	—	—	—	—	—	—	3	2,141
Subordinated corporate bonds	5,661	5,661	—	—	—	—	—	—	—	—	5,461

Total	1,009,156	1,007,593	77	143	30	—	—	—	—	1,313	1,007,352

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS (except contra debit-balance accounts)
Contingent	71,481	71,377	—	—	—	—	—	—	—	104	64,792
Control	792,342	787,411	1	1	—	—	—	—	—	4,929	701,804
CREDIT-BALANCE ACCOUNTS (except contra credit-balance accounts)
Contingent	142,192	136,400	—	—	—	—	—	—	—	5,792	107,259

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.	EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2006		12/31/2005

Item	In normal situation	Total	Total

Loans
Overdrafts	12,340	12,340	352
With “A” preferred guarantees and counter-guarantees	5,027	5,027	—
Without preferred guarantees or counter-guarantees	7,313	7,313	352
Documents	—	—	112
Without preferred guarantees or counter-guarantees	—	—	112
Mortgage and pledged loans	—	—	8
With “B” preferred guarantees and counter-guarantees	—	—	8
Personal loans	—	—	24
Without preferred guarantees or counter-guarantees	—	—	24
Credit cards	314	314	240
Without preferred guarantees or counter-guarantees	314	314	240
Other	75,758	75,758	69,969
With “A” preferred guarantees and counter-guarantees	19,946	19,946	—
With “B” preferred guarantees and counter-guarantees	—	—	5,757
Without preferred guarantees or counter-guarantees	55,812	55,812	64,212

Total loans	88,412	88,412	70,705

Other receivables from financial intermediation	178	178	114

Assets subject to financial leases and other	5,842	5,842	5,921

Contingent commitments	5,628	5,628	5,488

Investments in other companies	651,539	651,539	601,196

Total	751,599	751,599	683,424

Allowances/Provisions	944	944	786

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2006	12/31/2005

ASSETS
A.	CASH
	Cash on hand	372,251	346,504
	Due from banks and correspondents	1,754,309	842,518
	Other	108	107

		2,126,668	1,189,129

B.	GOVERNMENT AND PRIVATE SECURITIES
	Holdings in investment accounts	—	105,416
	Holdings for trading or financial intermediation	359,537	164,786
	Government securities under repurchase agreements with BCRA	16,750	—
	Unlisted government securities	796	199,070
	Instruments issued by the Central Bank of Argentina	1,688,222	2,463,102
	Investments in listed private securities	58,844	59,902
	less: Allowances	(303)	(512)

		2,123,846	2,991,764

C.	LOANS
	To the non-financial government sector	631,186	645,342
	To the financial sector	103,051	80,511
	To the non-financial private sector and foreign residents
	Overdrafts	454,702	432,772
	Documents	348,157	433,748
	Mortgage loans	294,678	298,060
	Pledged loans	244,794	230,321
	Personal loans	586,576	476,917
	Credit cards	273,862	241,344
	Other	869,280	779,237
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	78,756	72,861
	less: Unposted payments	(4,037)	(6,050)
	less: Unearned discount	(11,096)	(10,411)
	less: Allowances	(189,828)	(247,532)

		3,680,081	3,427,120

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

		03/31/2006	12/31/2005

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	116,637	99,672
	Amounts receivable from spot and forward sales pending settlement	277,939	395,980
	Foreign currency receivable from spot and forward purchases pending settlement	224,320	236,609
	Premiums on options taken	11	32
	Unlisted corporate bonds	940	927
	Receivables from forward transactions without delivery of underlying asset	—	6
	Other receivables not covered by debtors classification regulations	418,236	325,946
	Other receivables covered by debtors classification regulations	52,410	48,516
	less: Allowances	(24,553)	(27,600)

		1,065,940	1,080,088

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases	174,202	146,265
	less: Allowances	(1,533)	(1,470)

		172,669	144,795

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	431	423
	Other	14,573	14,586
	less: Allowances	(1,304)	(1,304)

		13,700	13,705

G.	OTHER RECEIVABLES
	Receivables from sale of assets	2,752	10,747
	Shareholders	3,820	—
	Minimum presumed income tax - Tax Credit	53,603	53,593
	Other	120,127	114,149
	Accrued interest and adjustments receivable from sale of assets	12,585	11,767
	Other accrued interest and adjustments receivable	68	48
	less: Allowances	(18,198)	(18,246)

		174,757	172,058

H.	BANK PREMISES AND EQUIPMENT	225,694	223,540

I.	OTHER ASSETS	176,431	174,659

J.	INTANGIBLE ASSETS
	Goodwill	1,440	1,646
	Organization and development costs, including amparos	66,345	68,445

		67,785	70,091

K.	ITEMS PENDING ALLOCATION	790	873

TOTAL ASSETS		9,828,361	9,487,822

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

		03/31/2006	12/31/2005

LIABILITIES
L.	DEPOSITS
	From the non-financial government sector	658,959	822,687
	From the financial sector	5,928	5,208
	From the non-financial private sector and foreign residents
	Checking accounts	1,150,468	1,036,175
	Savings accounts	1,039,934	1,100,633
	Time deposits	3,256,955	3,222,011
	Investment accounts	18,783	29,826
	Other	278,674	292,767
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	36,276	56,019

		6,445,977	6,565,326

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina - Other	222,927	206,352
	Banks and International Institutions	156,536	154,006
	Amounts payable for spot and forward purchases pending settlement	165,065	108,682
	Foreign currency to be delivered under spot and forward sales pending settlement	310,759	429,714
	Premiums on options sold	—	18
	Financing received from Argentine financial institutions	18,485	25,154
	Payables for forward transactions without delivery of underlying asset	—	64
	Other	169,648	186,371
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	20,293	32,802

		1,063,713	1,143,163

N.	OTHER LIABILITIES
	Other	111,202	98,628

		111,202	98,628

O.	PROVISIONS	162,110	178,150

P.	SUBORDINATED CORPORATE BONDS	12,114	12,047

Q.	ITEMS PENDING ALLOCATION	1,188	854

	MINORITY INTERESTS IN SUBSIDIARIES	88	80

	TOTAL LIABILITIES	7,796,392	7,998,248

	SHAREHOLDERS’ EQUITY	2,031,969	1,489,574

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,828,361	9,487,822

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

	03/31/2006	12/31/2005

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS	8,876,272	6,457,675

Contingent	2,464,712	2,199,058
Loans borrowed (unused amounts)	—	164,709
Guarantees received	2,112,170	1,848,718
Contingent debit-balance contra accounts	352,542	185,631
Control	6,038,659	3,821,348
Receivables classified as irrecoverable	747,976	818,433
Other	5,198,815	2,920,865
Control debit-balance contra accounts	91,868	82,050
Derivatives	372,901	437,269
Notional value of put options taken	129,168	133,456
Notional value of forward transactions without delivery of underlying asset	7,704	15,301
Derivatives debit-balance contra accounts	236,029	288,512
CREDIT-BALANCE ACCOUNTS	8,876,272	6,457,675

Contingent	2,464,712	2,199,058
Unused portion of loans granted, covered by debtors classification regulations	15,069	20,118
Other guarantees provided covered by debtors classification regulations	236,841	94,402
Other guarantees provided not covered by debtors classification regulations	1,236	1,474
Other covered by debtors classification regulations	99,396	69,637
Contingent credit-balance contra accounts	2,112,170	2,013,427
Control	6,038,659	3,821,348
Checks to be credited	91,868	82,050
Control credit-balance contra accounts	5,946,791	3,739,298
Derivatives	372,901	437,269
Notional value of call options sold	116,253	120,886
Notional value of put options sold	112,072	112,423
Notional value of forward transactions without delivery of underlying asset	7,704	55,203
Derivatives credit-balance contra account	136,872	148,757

Note:

The accompanying notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro Bansud S.A. and should be read together with them.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2006	12/31/2005

A.	FINANCIAL INCOME
	Interest on cash and due from banks	2,452	1,555
	Interest on loans to the financial sector	2,644	1,642
	Interests on overdrafts	16,280	10,987
	Interests on documents	9,696	7,382
	Interest on mortgage loans	9,102	5,572
	Interest on pledged loans	9,035	5,786
	Interest on credit card loans	5,200	3,768
	Interest on other loans	44,783	26,418
	Interest on other receivables from financial intermediation	3,821	2,963
	Income from government and private securities, net	50,224	43,223
	Income from guaranteed loans - Presidential Decree No. 1,387/01	6,478	8,022
	Net income from options	14	—
	CER (Benchmark Stabilization Coefficient) adjustment	28,636	54,834
	CVS (Salary Variation Coefficient) adjustment	356	232
	Other	22,313	12,333

		211,034	184,717

B.	FINANCIAL EXPENSE
	Interest on checking-accounts	622	649
	Interest on savings-accounts	1,709	990
	Interest on time deposits	36,256	19,877
	Interest on financing from the financial sector	122	121
	Interest on other liabilities from financial intermediation	3,761	4,046
	Other interest	3,115	3,578
	CER adjustment	18,969	34,951
	Other	11,697	12,993

		76,251	77,205

	GROSS INTERMEDIATION MARGIN - GAIN	134,783	107,512

C.	PROVISION FOR LOAN LOSSES	8,044	19,277

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	6,407	3,810
	Related to deposits	56,612	45,372
	Other fees	4,540	2,887
	Other	21,254	15,469

		88,813	67,538

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

		03/31/2006	12/31/2005

E.	SERVICE-CHARGE EXPENSES
	Fees	9,477	7,366
	Other	8,679	6,754

		18,156	14,120

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	79,148	57,198
	Directors’ and statutory auditors’ fees	1,611	1,535
	Other professional fees	7,795	4,452
	Advertising and publicity	5,003	3,706
	Taxes	2,302	3,547
	Other operating expenses	28,614	25,116
	Other	3,935	2,649

		128,408	98,203

	NET INCOME FROM FINANCIAL INTERMEDIATION	68,988	43,450

G.	OTHER INCOME
	Income from long-term investments	369	—
	Penalty interest	1,167	614
	Recovered loans and allowances reversed	30,673	36,455
	CER adjustment	248
	Other	11,158	23,805

		43,615	60,874

H.	OTHER EXPENSES
	Loss from long-term investments	—	204
	Penalty interest and charges payable to the Central Bank of Argentina	9	12
	Charge for other-receivables uncollectibility and other allowances	5,334	32,049
	CER adjustment	—	3
	Amortization of differences from amparos	3,769	3,450
	Other	21,872	7,443

		30,984	43,161

	MINORITY INTERESTS	(8)	(3)

	NET INCOME BEFORE INCOME TAX	81,611	61,160

I.	INCOME TAX	8,716	581

	NET INCOME FOR THE PERIOD	72,895	60,579

Note:

Notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro Bansud S.A. and should be read together with them.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2006, AND 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2006	12/31/2005

CHANGES IN CASH
Cash and cash equivalents at the beginning of fiscal year	1,189,129	1,372,261
Increase / (Decrease) in cash and cash equivalents	937,539	(255,990)

Cash and cash equivalents at the end of period	2,126,668	1,116,271

CAUSES OF CHANGES IN CASH IN CONSTANT CURRENCY
Cash provided by (used in) operating activities
Financial income collected	210,013	163,471
Service-charge income collected	89,073	66,596
Financial expenses paid	(102,091)	(67,738)
Service-charge expenses paid	(17,840)	(13,568)
Administrative expenses paid	(119,250)	(101,030)

Net cash provided by operating activities	59,905	47,731

Other causes of sources of cash
Decrease in government and private securities	868,922	—
Decrease in loans	—	43,281
Increase in deposits	—	502,199
Increase in other liabilities from financial intermediation	—	273,943
Increase in other liabilities, net	2,888	5,016
Capital increase	465,680	—
Other sources of cash	22,485	38,733

Subtotal	1,359,975	863,172

Total sources of cash	1,419,880	910,903

Uses of cash
Increase in government and private securities	—	693,908
Increase in loans	162,372	—
Increase in other receivables from financial intermediation	72,283	437,516
Increase in other assets	52,592	18,880
Decrease in deposits	100,105	—
Decrease in other liabilities from financial intermediation	72,703	—
Other uses of cash	22,286	16,589

Total uses of cash	482,341	1,166,893

Increase / (Decrease) in cash and cash equivalents	937,539	(255,990)

Note:

The accompanying notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro Bansud S.A. and should be read together with them.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF MARCH 31, 2006, AND DECEMBER 31, 2005
(Translation of financial statements originally issued in Spanish -
See Note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2006	12/31/2005

COMMERCIAL
In normal situation	2,600,484	2,353,068

With Senior “A” guarantees and counter-guarantees	59,351	35,629
With Senior “B” guarantees and counter-guarantees	245,900	247,396
Without Senior guarantees or counter-guarantees	2,295,233	2,070,043
Subject to special monitoring	15,696	16,856

In observation
With Senior “B” guarantees and counter-guarantees	3,918	1,894
Without Senior guarantees or counter-guarantees	11,778	14,962
Troubled	20,499	17,153

With Senior “A” guarantees and counter-guarantees	3,180	3,238
With Senior “B” guarantees and counter-guarantees	2,469	2,877
Without Senior guarantees or counter-guarantees	14,850	11,038
With high risk of insolvency	20,102	24,269

With Senior “B” guarantees and counter-guarantees	6,801	8,408
Without Senior guarantees or counter-guarantees	13,301	15,861
Irrecoverable	41,269	82,832

With Senior “A” guarantees and counter-guarantees	—	380
With Senior “B” guarantees and counter-guarantees	7,201	14,884
Without Senior guarantees or counter-guarantees	34,068	67,568
Irrecoverable according to Central Bank of Argentina regulations	2,125	8,430

With Senior “B” guarantees and counter-guarantees	—	5,476
Without Senior guarantees or counter-guarantees	2,125	2,954

Subtotal Commercial	2,700,175	2,502,608

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

	3/31/2006	12/31/2005

CONSUMER
Performing	1,681,857	1,478,001

With Senior “A” guarantees and counter-guarantees	14,394	16,852
With Senior “B” guarantees and counter-guarantees	527,706	483,022
Without Senior guarantees or counter-guarantees	1,139,757	978,127
Inadequate compliance	19,562	20,613

With Senior “A” guarantees and counter-guarantees	—	2
With Senior “B” guarantees and counter-guarantees	7,247	8,526
Without Senior guarantees or counter-guarantees	12,315	12,085
Deficient compliance	10,787	9,954

With Senior “B” guarantees and counter-guarantees	3,928	3,804
Without Senior guarantees or counter-guarantees	6,859	6,150
Difficult recovery	13,548	11,674

With “A” preferred guarantees and counter-guarantees	147
With Senior “B” guarantees and counter-guarantees	3,659	4,380
Without Senior guarantees or counter-guarantees	9,742	7,294
Irrecoverable	37,560	53,250

With Senior “A” guarantees and counter-guarantees	766	866
With Senior “B” guarantees and counter-guarantees	18,833	24,151
Without Senior guarantees or counter-guarantees	17,961	28,233
Irrecoverable according to Central Bank of Argentina regulations	615	931

With Senior “B” guarantees and counter-guarantees	468	675
Without Senior guarantees or counter-guarantees	147	256

Subtotal Consumer	1,763,929	1,574,423

Total	4,464,104	4,077,031

Note:

The accompanying notes 1 through 4 to the consolidated financial statements are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro Bansud S.A. and should be read together with them.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Argentine Business Associations Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish-
See Note 22 of the stand–alone financial statements)
-Figures stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

Under BCRA (Central Bank of Argentina) Communiqué “A” 2,227, as supplemented, and FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 21, adopted by CNV (Argentine Securities and Exchange Commission) for the years beginning April 1, 2004, Banco Macro Bansud S.A. has made a line-by-line consolidation of its balance sheets as of March 31, 2006, and as of December 31, 2005, and the statements of income and cash flows for the three-month periods ended March 31, 2006, and 2005, with those of Nuevo Banco Suquía S.A., Macro Securities S.A. Sociedad de Bolsa (formerly, Sud Valores S.A. Sociedad de Bolsa), Sud Inversiones & Análisis S.A. (consolidated with Sud Valores Sociedad Gerente de Fondos Comunes de Inversión S.A.), Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) and Macro Valores S.A., related to the three-month periods and fiscal years ended on such dates.

The receivables/payables and transactions between the institutions were eliminated in the consolidation process.

Furthermore, prior to consolidation, the financial statements of Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) were adapted to the professional accounting standards effective in the City of Buenos Aires and the BCRA’s accounting standards.  Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)

Assets and liabilities were translated at BCRA’s benchmark exchange rate effective for the US dollar as of the closing date of the transactions for the last business day of the three-month period ended March 31, 2006, and the year ended December 31, 2005.

b)

Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

	c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)

The amounts of the accounts in the statement of income for the three-month periods ended March 31, 2006, and 2005, were converted into pesos, as described in (a) above. The difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of year and retained earnings at end of each period) was recorded in “Other income – Income for long term investments” and “Financial income – Other” or “Financial expense – Other”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Sud Bank & Trust as of March 31, 2006, considering the translation process mentioned above are as follows:

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Argentine Business Associations Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish-
See Note 22 of the stand–alone financial statements)
-Figures stated in thousands of pesos-

	Thousands of USD	In thousands of ARS

Assets	197,324	607,918
Liabilities	163,800	504,636

Shareholders’ equity	33,524	103,282

                    As of March 31, 2006, the Bank’s equity interests in each of the companies mentioned is as follows:

	Shares			Percentage of		Value obtained by the equity method Proporcional

Company	Type	Number		Capital stock	Possible votes

Nuevo Banco Suquía S.A.	Common	303,700,000		99.984%	99.984%	522,164	(a)
Sud Bank & Trust (b)	Common	9,816,899		99.999%	99.999%	103,282
Macro Securities S.A. Sociedad de Bolsa (c)	Common	940,500		99.000%	99.000%	12,183
Sud Inversiones & Análisis S.A.	Common	2,344,134	(d)	99.999%	99.999%	3,751
Sud Valores S.G.F.C.I. S.A. (e)	Common	47,750		19.100%	19.100%	442
Macro Valores S.A.	Common	1,349,290		99.950%	99.950%	3,769

(a)	Net of negative goodwill for 483.
(b)	Sud Bank & Trust consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 305).
(c)

Banco Macro Bansud S.A. has an indirect equity interest of 1% in Macro Securities S.A. Sociedad de Bolsa (through its subsidiary Sud Inversiones & Análisis S.A.), in addition to the direct equity interest of 99% in such company.

(d)	Includes 2,144,136 shares to be received for a capital increase approved on July 5, 2005.
(e)	Consolidated through S.I.A.S.A., its Parent Company (voting rights: 80,90%).

2.	VALUATION METHODS

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the stand-alone financial statements of Banco Macro Bansud S.A.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Argentine Business Associations Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish-
See Note 22 of the stand–alone financial statements)
-Figures stated in thousands of pesos-

3.	RESTRICTED ASSETS

Certain assets are restricted as follows:

a)

As of March 31, 2006, and December 31, 2005, the two shares in Mercado de Valores de Buenos Aires S.A., which are disclosed in the “Investments in other companies” account in the amount of  1,452 (owned by Macro Securities S.A. Sociedad de Bolsa), are pledged in favor of “La Buenos Aires Cía. Argentina de Seguros S.A.” under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Macro Securities S.A. Sociedad de Bolsa’s failure to comply with its obligations.

b)

As of March 31,2006, and as of December 31, 2005, Nuevo Banco Suquía S.A. had provided in guarantee the following assets, which were recorded in the “Guarantee deposits” account under the “Other receivables” heading account.

Item	31/03/2006	31/12/2005

Credit card transactions	5,296	4,831
Other guarantee deposits	1,289	1,573

c)

As of March 31, 2006, and December 31, 2005, Nuevo Banco Suquía S.A. carried in the “Other receivables from financial intermediation – BCRA” account 28,394 and 28,370, respectively, related to the amounts in the special guarantee current accounts with the BCRA for transactions related to the electronic clearing houses and similar entities.

d)

As of December 31, 2005, Nuevo Banco Suquía S.A. had provided the Class “A” Bond Certificate of Participation in the Suquía Trust as guarantee for the advance granted by the B.C.R.A. to such bank to purchase “Government bonds 2005, 2007 and 2012,” which would be used for the deposit exchange option exercised by the holders of deposits with Nuevo Banco Suquía S.A. This guarantee covered principal, adjustments and interest up to the maximum amount of 178,056.

The BCRA accepted the exchange of this guarantee for Guaranteed Loans to guarantee the principal and registered Mortgage Bills for adjustments and interest. As of March 31, 2006, these guarantees amounted to 222,016 in Guaranteed Loans and 32,308 in registered Mortgage Bills.

The balances of such advance as of March 31, 2006, and December 31, 2005, were 221,653 and 216,197, respectively.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Argentine Business Associations Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish-
See Note 22 of the stand–alone financial statements)
-Figures stated in thousands of pesos-

	e)	For further information, see note 7 to the individual financial statements of Banco Macro Bansud S.A.

4.	TRUST AGREEMENTS

	a)	Transporte Automotor Plaza S.A. trust

On May 7, 1998, S.I.A.S.A., Transporte Automotor Plaza S.A. and the former Banco Bansud S.A., in their capacities as trustee, trustor and beneficiary, respectively, signed a trust agreement to secure the guarantee provided by the former Banco Bansud S.A. to the trustor on certain bills of exchange issued for acquiring passenger transportation buses from Scania Latinoamérica Ltda. and whereby the trustor assigned to the trustee:

	–	The rights over the amounts resulting from 15% of income generated per day as a result of the exploitation of public passenger transportation services, and
	–	A daily amount equivalent to the value of the bills to fall due in the six-month period divided by the number of working days of such period.

The Trustee deposits the funds collected as previously mentioned in a trust account. The funds previously mentioned are immediately reimbursed to the trustor provided there are no events of default or delay in the fulfillment of any obligation assumed towards the beneficiary.

Banco Macro Bansud S.A. recorded the payments made in relation to the guarantee granted under “Loans”.

Afterwards, on September 25, 2003, it was agreed to restructure such debt, keeping the trust as guarantee for the loan granted. However, the trust did not operate since such date; therefore, no assets or liabilities are recorded.

b)	Luján trust

On May 20, 2003, a trust agreement was signed between Federalia S.A. de Finanzas, in its capacity as trustor, and Sud Inversiones y Análisis S.A., in its capacity as trustee, whereby a financial trust named “Luján” was created to sell the corpus assets (real property), and to pay off the certificates of participation issued with the proceeds. For such purpose, certificates of participation were issued in two classes: Class “A” in the amount of 34,800, and class “B”, whose redemption value is subordinate to the actual payment of the full amount of the class “A” certificate of participation, plus any interest and, consequently, will confer the right to the remaining proceeds of the sale.

On July 15, 2004, the parties agreed to split class “A” certificates of participation into two certificates of participation, the class “Nuevo A” certificate of participation for 26,542, with a priority right, and class “A Prima” certificate of participation in the amount of 8,258, subordinate to “Nuevo A” certificate of participation.  Subsequently, on October 14 and November 24, 2004, the parties agreed to reduce the  Certificate of Participation class “Nuevo A”, which was issued for a face value of 18,507, and increase the face value of the Certificate of Participation class “A PRIMA” to 16,293.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Argentine Business Associations Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish-
See Note 22 of the stand–alone financial statements)
-Figures stated in thousands of pesos-

c)	Mypes II (a) trust

On May 26, 2004, a trust agreement was executed between the Argentine Federal Executive, through the Ministry of Economy and Production, hereinafter “Trustor-Beneficiary”, the Ministry of Production, the Under-department of Small- and Medium-sized Enterprises belonging to the Ministry of Economy and Production, in its capacity as executor and organizer, and Sud Inversiones y Análisis S.A., in its capacity as trustee, whereby an ordinary trust called “Mypes II (a)” was created for the purpose of granting financial assistance to small- and medium-sized enterprises. By virtue of this trust, the trustor and beneficiary assigned the following assets to the trust:

	–	The funds contributed by the Trustor and Beneficiary and
	–	the loans granted by the intermediary financial institutions (IFI’s), which are assigned and discounted by the Trustee.
	–	the rights and privileges arising from the assignment of receivables as guarantee or pledge in favor of the trust.

The loans that the IFIs will discount with the Trustee will be granted to the Mypes (medium- and small-sized companies) eligible for such financing under the Loan Agreement BID 1,192/OC and the trust agreement.

On August 19, 2005, the trust agreement was amended through Resolution No. 389/2005 issued by the Ministry of Economy and Production to continue supporting through credit the increase in the production capacity of micro-, small- and medium-sized companies, for the purpose of improving their market competitiveness and help reduce unemployment.

d)	Northia trust

On December 31, 2004, Sud Inversiones & Análisis S.A., in its capacity as trustee, Laboratorios Northia S.A.C.I.F.I.A., in its capacity as trustor and/or debtor and Banco Macro Bansud S.A., in its capacity as beneficiary, executed a guarantee trust agreement called “Northia Trust”, the purpose of which was: (i) to ensure punctual compliance with the obligations assumed by the trustor under the loan for consumption agreement; and (ii) to establish a mechanism that would allow settling the trustor’s payment obligations under the loan for consumption agreement, according to the payment schedule and the corpus assets distribution system provided for in the trust agreement.

The Trustor assigns and transfers in trust the following to the Trustee:

	–	The collection rights derived from the sales of products made (but not yet paid) and those to be made by the trustor in the future;
	–	The amounts the trustor is entitled to collect by virtue of the manufacturing and/or pharmaceuticals supply agreements;

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Argentine Business Associations Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish-
See Note 22 of the stand–alone financial statements)
-Figures stated in thousands of pesos-

		–	The trustor’s collection of its present and future billing;
		–	the amounts that the Trustor is entitled to collect for any reason and for whatever items related to and/or directly or indirectly resulting from the Trustor’s products or business activities; and
–

The amounts that the trustor is entitled to collect for any reason whatsoever, either past and/or present and/or future (collectively referred to with the preceding items as the “Collection Rights”) related to the production and sale of its products.

e)	Fenoglio y Desarrollo PI S.A. trust

On December 30, 2004, Desarrollo Pi S.A. and an individual subscribed a Shares of Stock Sale Agreement subject to a condition subsequent. The parties have agreed that, until the Court Ruling is entered, the Shares Purchase Price (USD 1,750,000) shall remain deposited in a trust account.

Therefore, on September 30, 2004, S.I.A.S.A., as trustee, the individual and Desarrollo PI S.A., as “A” and “B” beneficiaries, respectively, entered into an agreement to create the guarantee trust named “Fideicomiso Fenoglio S.A.”

A Court Ruling declaring the fulfillment of the individual’s agreement was issued on July 29, 2005.

On August 5, 2005, the parties executed a Funds Release Agreement, which established that the trust would become definitely extinguished and liquidated upon the release of the residual fund, which occurred on March 13, 2006.

Additionally, on December 30, 2004, Sud Inversiones & Análisis S.A., in its capacity as trustee, Desarrollo Pi S.A., in its capacity as trustor and Banco Macro Bansud S.A., in its capacity as beneficiary, executed a guarantee trust agreement called “Desarrollo Pi trust” to guarantee the repayment of the obligations assumed by the trustor towards the beneficiary pursuant to the three loan-for-consumption agreements. To such end, the Trustor assigned and transferred to the Trustee:

	–	all the Trustor’s rights as “B” Beneficiary of the Fenoglio Trust
	–	the shares
	–	the rights related to Desarrollo Piby virtue of the option.

On September 4, 2005, the parties decided to include in the Desarrollo Pi Trust Agreement the manner in which the voting rights stemming from the shares would be exercised. The Trustee shall retain title to the shares until the three loan-for-consumption agreements have been fully settled and shall not be allowed to dispose of the shares in any way other than under the terms and conditions provided in the trust agreement.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Argentine Business Associations Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish-
See Note 22 of the stand–alone financial statements)
-Figures stated in thousands of pesos-

f)	Pulte S.R.L. trust

On January 6, 2005, Sud Inversiones y Análisis S.A., in its capacity as trustee, Pulte S.R.L., in its capacity as trustor and/or residual beneficiary and Banco Macro Bansud S.A., in its capacity as beneficiary, executed a guarantee trust agreement called “Pulte Trust”, the purpose of which was: (i) to ensure punctual compliance with the guaranteed obligations; and (ii) to establish a mechanism that would allow settling the trustor’s payment obligations under the loan for consumption agreement, according to the payment schedule and the corpus assets distribution system provided for in the trust agreement.

The Trustor assigns and transfers in trust the following to the Trustee:

	–	real property and certain rights related thereto
	–	the shares
	–	the rights related to the work projects, and
	–	any other amount that the Trustor is entitled to collect for any item related to the corpus assets and/or deriving from its activities involving such assets.

On December 29, 2005, as early partial settlements were made to the loan agreement, the parties mutually agreed to reverse certain real property under the trust on an early basis, returning them to the trustor’s ownership.

g)	San Isidro trust

On June 4, 2001, the former Banco Macro S.A.(replaced as from February 25, 2005, by Sud Inversiones y Análisis S.A.), as trustee , and the former Banco República S.A. de Finanzas, as trustor, executed a trust agreement, whereby the “San Isidro” financial trust was set up. Under such agreement, the trustor assigned the trustee the fiduciary ownership of the property and plot of land located in the San Isidro district, in order to realize them and use the proceeds to settle the certificates of participation: class “A”, amounting to USD 2,988,000; class “B” for USD 3,546,000, and class “C” for the remainder. Subsequently, such certificates were switched into pesos a provided by Presidential Decree No. 214/02, as amended and supplemented.

h)	Onext financial trust

On May 19, 2005, an agreement was entered into among Banco Macro Bansud S.A., Banco Credicoop Cooperativo Limitado, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacities as trustors, Sud Inversiones y Análisis S.A., as trustee, and Dalvian S.A. and Tecan Austral S.A, whereby the “Onext Financial Trust” was set up, by virtue of which the trustors conveyed the fiduciary ownership of the following assets to the trustee:

	–	Banco Macro Bansud S.A.; the sum of 16,060 into the trust account;
	–	Credicoop: the amount of 16,060 into the trust account;
–

Dalvian House: the plots of land owned, including:  a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land, and.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Argentine Business Associations Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish-
See Note 22 of the stand–alone financial statements)
-Figures stated in thousands of pesos-

–

Conjunto los Cerros: the plots of land owned, including:  a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land.

The purpose of such trust is to settle the debt securities issued by the trust and distribute the remaining corpus assets, if any, among the holders of the certificates of participations in their respective proportions. The Class “A” Debt Certificates were issued for a total face value of 32,210, and the Certificates of Participation were issued for a total face value of 48,947.

i)	Tucumán trust

On August 31, 2005, Sud Inversiones y Análisis, in its capacity as trustee, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, and Banco Macro Bansud S.A., in its capacity as potential trustor, and the securities holders, in their capacity as beneficiaries, executed a trust agreement that created the “Tucumán” financial trust, whereby the trustors assign to the trustee the fiduciary ownership of the following debt certificates issued by the República trust:

	–	Federalia assigned “A” debt securities for a face value of 48,402 (residual value of 45,558) and “C” debt securities for a face value of 1,754
	–	Maxifarm assigned “A” debt securities for a face value of 39,285 (residual value of 36,987), “B” debt securities for a face value of 206, and “C” debt securities for a face value of 3,154
	–	Gabrinel assigned “A” debt securities for a face value of 13,662 (residual value of 12,204)

The purpose of such trust is to guarantee the payment of the certificates of participation issued (class “A” certificate -- Nos. 1, 2 and 3 -- for a total face value of ARS 61,000, and class “B” certificates).

k)	Puerto Madero Siete trust

On September 27, 2005, Sud Inversiones y Análisis S.A., in its capacity as trustee, and certain Bank shareholders, among others, in their capacity of trustors, and the holders of securities as beneficiaries, executed a trust agreement to create the “Puerto Madero Siete” financial trust, the purpose of which is to purchase certain real property (Dock 1, East Side of Puerto Madero) and, potentially, other real property to develop a business plan in the Puerto Madero area, City of Buenos Aires.

The trustors assign and transfer to the trustee the following corpus assets:

	–	Initial contributions.
	–	The additional funds in Argentine pesos and/or foreign currency the beneficiaries may potentially contribute to carry out the business plan.
–

any other assets and rights that may be incorporated to the Trust during its performance(the foreseen real property, other real property, buildings, facilities and fixtures and any other elements affixed to or planted in the land of the property originally foreseen or any other property, any other assets, rights or obligations incorporated into the Trust for any reason).

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Argentine Business Associations Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish-
See Note 22 of the stand–alone financial statements)
-Figures stated in thousands of pesos-

Following the initial and additional contributions, the Trustee issued Certificates of Participation for an equivalent nominal value, which were originally subscribed by the Trustors.

l)	TST&AF trust

On November 29, 2005, an agreement was executed to replace the Trustee of the TST&AF trust between Austral Financial LLC (formerly known as Tishman Speyer – Citigroup Alternative Investments and Austral Financial LLC), in its capacity as Trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as Trustee, Sud Inversiones & Análisis, in its capacity as Substitute Trustee and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust Company Limited, in its capacity as Beneficiaries, whereby the Trustee ratifies its express and irrevocable resignation as trustee, the Beneficiaries ratify the acceptance of the Trustee’s resignation and appoint Sud Inversiones & Análisis S.A. as Substitute Trustee of the Trust.

Sud Inversiones & Análisis S.A., in its capacity as Substitute Trustee, will manage the following assets:

		–	the site located at Block 1, “I”, Dock IV, in Puerto Madero, City of Buenos Aires, intended for the construction of a real estate project; and the rights thereon.
		–	all other assets to be incorporated into the Trust through the subscription of Securities.
		–	all improvements, constructions and facilities incorporated to the Project.
		–	the rights deriving from the Project contracts.
		–	all financial assets held in fiduciary ownership by the Trustee.
		–	such party’s rights and obligations regarding the documents enumerated in the agreement .
		–	name and title to the payments account.

m)	CIYPSA Trust Fund

On January 26, 2006, Sud Inversiones y Análisis S.A., in its capacity as trustee, Compañía de Inversiones y Participaciones S.A. (CIYPSA)., in its capacity as trustor and/or ultimate beneficiary and Banco Macro Bansud S.A., in its capacity as beneficiary, executed a guarantee trust agreement called “Fideicomiso CIYPSA”, the purpose of which is to guarantee the repayment of the obligations assumed by the trustor towards the beneficiary by virtue of the loan for consumption agreement

The Trustor transferred in trust to the Trustee the following assets:

–

All rights and actions to which the Trustor is entitled as purchaser under the three Purchase Agreements that the latter executed on November 18, 2005, whereby First Trust of NY, N.A., in its capacity as Trustee of the Trust Fund “TST &AF Financial Trust Fund” sold to the Trustor the real property situated in Manzana 1 I, Lado Este, Dique IV (Block 1, East Side, Dock IV) of the Puerto Madero District in Buenos Aires City.

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33 - Argentine Business Associations Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006
(Translation of financial statements originally issued in Spanish-
See Note 22 of the stand–alone financial statements)
-Figures stated in thousands of pesos-

n)	Edificio Torre Olmos (Olmos tower building) Trust Fund

On February 1, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Grunhaut Construcciones S.A., in its capacity as Trustor and Nuevo Banco Suquía S.A., in its capacity as Beneficiary, executed a guarantee trust agreement called “Fideicomiso Edificio Torre Olmos”, the purpose of which is to guarantee punctual compliance with the Guaranteed Obligations assumed by the Trustor under the loan-for-consumption agreement  and to establish a mechanism that will allow settling the Trustor’s payment obligations under the loan-for-consumption agreement, according to the payment schedule and the corpus assets distribution system stipulated in the trust agreement.

The Trustor assigns and transfers in trust to the Trustee the following assets:

–

the real property including (without limitation): (i) the receivables and money resulting from the real property insurance; (ii) the right to obtain and use the authorizations and any type of permissions in connection with the real property; and (iii) any price that might be obtained from the sale and/or any other way of legal divestiture of the real property.

	–	the rights related to the work projects
–

any other amount that the trustor is entitled to collect: (i) for any reason, item and/or description whatsoever related to and/or derived from, either directly or indirectly, the corpus assets, including commissions, charges and fees; and/or (ii) derived from any activity performed and/or to be performed in connection with the corpus assets.

o)	RETUC 1 Trust fund

On March 31, 2006, Sud Inversiones y Análisis S.A.,in its capacity as Trustee, and Banco Macro Bansud S.A., in its capacity as trustor and original beneficiary, executed a Financial Trust Agreement called “RETUC 1”, the purpose of which is to perform and manage the collection of the receivables in the most efficient manner. Pursuant to the execution of the agreement and the payment of the initial contribution, valued at 2,000, the Trustee issued, for the same nominal value, a Certificate of Participation No. 1, originally subscribed by the Trustor.

The Trustor assigns and transfers in trust the following to the Trustee:

	–	the receivables (to which it assigns a nominal value of 2,000)
	–	all rights, actions, claimable interest and expenses and guarantees over the receivables
	–	the right to receive and collect any and all amounts due from or payable by any person related to the loans
	–	the funds deposited in the collection account, the expenses account and other trust-fund accounts
	–	the funds resulting from converting the abovementioned items into cash, other liquid assets and any other revenue or gain from the abovementioned items
	–	the funds resulting from the investment of liquid funds
	–	the additional contribution

Jorge H. Brito
Chairperson

BANCO MACRO BANSUD S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except otherwise indicated)

Jorge H. Brito
Chairperson

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 23, 2006
MACRO BANSUD BANK INC.

	By:	/s/ Luis Cerolini

	Name:	Luis Cerolini
	Title:	Attorney-in-fact